     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 1996

                                                               FILE NO. 33-
                                                               FILE NO. 811-2587
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          /X/

                         PRE-EFFECTIVE AMENDMENT NO.                         / /
                        POST-EFFECTIVE AMENDMENT NO.                         / /

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      / /

                                AMENDMENT NO. 3                              /X/
                            ------------------------

                       CML ACCUMULATION ANNUITY ACCOUNT E
                          (Exact Name of Registrants)

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                               1295 STATE STREET
                        SPRINGFIELD, MASSACHUSETTS 01111
              (Address of Depositor's Principal Executive Offices)

                  Depositor's Telephone Number: (413)-744-8411
                            ------------------------

                           THOMAS F. ENGLISH, ESQUIRE
                               1295 STATE STREET
                             SPRINGFIELD, MA 01111
               (Name and Address of Agent for Service of Process)
                            ------------------------

                                   COPIES TO:

                             Michael A. Chong, Esq.
                  Massachusetts Mutual Life Insurance Company
                               140 Garden Street
                          Hartford, Connecticut 06154
                            ------------------------

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.
                            ------------------------

    PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HEREBY ELECTS TO REGISTER AN INDEFINITE AMOUNT OF SECURITIES BEING OFFERED. THE AMOUNT OF THE FILING FEE IS $500.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
                             (REQUIRED BY RULE 495)

 ITEM NO.                                                                                   LOCATION
----------                                                                      ---------------------------------
                                                     PART A
Item 1.     Cover Page........................................................  Cover Page
Item 2.     Definitions.......................................................  Definitions
Item 3.     Synopsis..........................................................  Highlights
Item 4.     Condensed Financial Information...................................  Condensed Financial Information
Item 5.     General Description of Registrant, Depositor, and Portfolio
             Companies........................................................  The Company; The Separate
                                                                                 Accounts; The Fund and the
                                                                                 Portfolio
Item 6.     Deductions and Expenses...........................................  Charges and Deductions
Item 7.     General Description of Variable Annuity Contracts.................  The Contracts
Item 8.     Annuity Period....................................................  Annuity Provisions; Appendix
Item 9.     Death Benefit.....................................................  Proceeds Payable on Death
Item 10.    Purchases and Contract Value......................................  Purchase Payments and Accumulated
                                                                                 Value
Item 11.    Redemptions.......................................................  Surrenders and Withdrawals
Item 12.    Taxes.............................................................  Tax Status
Item 13.    Legal Proceedings.................................................  Legal Proceedings
Item 14.    Table of Contents of the Statement of Additional Information......  Table of Contents of the
                                                                                 Statement of Additional
                                                                                 Information

                                                     PART B
Item 15.    Cover Page........................................................  Cover Page
Item 16.    Table of Contents.................................................  Table of Contents
Item 17.    General Information and History...................................  The Company
Item 18.    Services..........................................................  Not Applicable
Item 19.    Purchase of Securities Being Offered..............................  Not Applicable
Item 20.    Underwriters......................................................  Not Applicable
Item 21.    Calculation of Performance Data...................................  Not Applicable
Item 22.    Annuity Payments..................................................  Annuity Provisions (in the
                                                                                 Prospectus)
Item 23.    Financial Statements..............................................  Financial Statements

                                                     PART C

    Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.

                                     PART A

 INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS WITH FLEXIBLE PURCHASE PAYMENTS

                                   ISSUED BY

                       CML ACCUMULATION ANNUITY ACCOUNT E

                                      AND

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

              1295 STATE STREET, SPRINGFIELD, MASSACHUSETTS 01111
                                 (413) 744-8441

                            ------------------------

    The Individual Deferred Variable Annuity Contracts with Flexible Purchase Payments (the "Contracts") described in this Prospectus provide for accumulation of Contract Values on a variable basis and Annuity Payments on a fixed and variable basis. The Contracts described herein are not currently being offered, although Purchase Payments are accepted under the Contracts.

    Purchase Payments  under the  Contracts are  allocated to  CML  Accumulation
Annuity Account E ("Account E"), a segregated investment account of Massachusetts Mutual Life Insurance Company (the "Company"). The Contracts were offered for use with retirement plans qualified under Section 401(a) or 403(a) of the Internal Revenue Code (the "Code") or annuity purchase plans adopted according to Sections 403(b) or 408 of the Code and governmental plans and eligible compensation plans under Section 414(d) and 457 of the Code. A second version of the Contracts were offered for use with non-tax qualified retirement plans of persons and to fund the deferred compensation liability of employers. Account E invests exclusively in shares of the Income Portfolio (the "Portfolio") of the Connecticut Mutual Financial Services Series Fund I, Inc. A prospectus for the Portfolio must accompany this Prospectus.

    This Prospectus concisely sets forth the information a prospective investor should know before investing. Additional information about the Contracts is contained in the Statement of Additional Information which is available at no charge. The Statement of Additional Information has been filed with the
Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The Table of Contents of the Statement of Additional Information can be found on Page of this Prospectus. For the Statement of Additional Information, call (800) 234-5606 or write to: Massachusetts Mutual Life Insurance Company, 1295 State Street, Springfield, Massachusetts 01111.

    This Prospectus and the Statement of Additional Information are dated March 1, 1996.

    THESE SECURITIES HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY EITHER THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    INVESTMENT IN THE CONTRACTS IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE CONTRACT OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACTS ARE SURRENDERED, THE VALUE MAY BE HIGHER OR LOWER THAN THE PURCHASE PAYMENT.

    This Prospectus should be kept for future reference.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
DEFINITIONS................................................................................................          1
FEE TABLE..................................................................................................          3
HIGHLIGHTS.................................................................................................          4
CONDENSED FINANCIAL INFORMATION............................................................................          5
THE COMPANY................................................................................................          6
ACCOUNT E..................................................................................................          6
  General..................................................................................................          6
  Voting Rights............................................................................................          6
THE FUND AND THE PORTFOLIO.................................................................................          7
CHARGES AND DEDUCTIONS.....................................................................................          7
  Mortality and Expense Risk Charge........................................................................          7
  Sales Charge and Administrative Charge...................................................................          8
  Deduction for Premium Taxes..............................................................................          9
  Fund Expenses............................................................................................          9
THE CONTRACTS..............................................................................................          9
  Ownership................................................................................................          9
  Changing the Beneficiary.................................................................................          9
  Assignment...............................................................................................          9
  Purchase Payments........................................................................................          9
  Accumulated Value........................................................................................         10
  Surrenders and Withdrawals...............................................................................         10
  Death Benefits...........................................................................................         11
  Suspension or Deferral of Payments.......................................................................         11
ANNUITY PROVISIONS.........................................................................................         12
  General..................................................................................................         12
  Selecting Annuity Options................................................................................         12
  Contractual Annuity Options..............................................................................
  Alternative Annuity Options..............................................................................
  Annuity Units and Payments...............................................................................         14
  Annuity Unit Value.......................................................................................         15
DISTRIBUTION OF THE CONTRACTS..............................................................................         15
TAX STATUS.................................................................................................         16
  General..................................................................................................         16
  Diversification..........................................................................................         16
  Multiple Contracts.......................................................................................         17
  Tax Treatment of Assignments.............................................................................         17
  Income Tax Withholding...................................................................................         17
  Tax Treatment of Withdrawals -- Non-Qualified Contracts..................................................         17
  Qualified Plans..........................................................................................         17
  H.R. 10 Plans............................................................................................         17
  Individual Retirement Annuities..........................................................................         17
  Corporate Pension and Profit-Sharing Plans...............................................................         17
  Section 457 Deferred Compensation ("Section 457") Plans..................................................         20
  Tax Treatment of Withdrawals -- Qualified Contracts......................................................         20
  Contracts Owned by Other Than Natural Persons............................................................         21
FINANCIAL STATEMENTS.......................................................................................         21
LEGAL PROCEEDINGS..........................................................................................         21
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION...............................................         22
APPENDIX...................................................................................................        A-1

                                  DEFINITIONS

    ACCOUNT E:  CML Accumulation Annuity Account E.

    ACCUMULATED  VALUE:   The  value  of all  Accumulation  Units credited  to a
Contract.

    ACCUMULATION PERIOD: The period prior to the Maturity Date and during which Purchase Payments may be made.

    ACCUMULATION UNIT:   A unit of  measure used  to determine the  value of  an
Owner's interest in a Account E during the Accumulation Period.

    ADJUSTED PURCHASE PAYMENTS: Aggregate Purchase Payments made less an amount equal to Purchase Payments attributed to withdrawals of Accumulated Value. For example, where aggregate Purchase Payments under a Contract are $2,000 and Accumulated Value is $4,000 and the Owner withdraws $3,000, $1,500 of Purchase Payments is attributed to the withdrawal and the Adjusted Purchase Payments total $500.

    AGE: The age of any Owner or Annuitant on his/her birthday nearest the date for which age is being determined.

    ANNUITANT:  The person upon whose life Annuity Payments are based.

    ANNUITY  PAYMENTS:  The  series of payments  that will begin  on the Annuity
Date.

    ANNUITY OPTIONS:  Options available for Annuity Payments.

    ANNUITY PERIOD: The period which begins on the Maturity Date and ends with the last Annuity Payment.

    ANNUITY  RESERVE:   The assets  of Account  E that  support Variable Annuity
Payments.

    ANNUITY SERVICE CENTER: The Company's offices located at 140 Garden Street, Hartford, Connecticut 06154.

    ANNUITY UNIT:   A  unit of  measure used  to determine  the amount  of  each
Variable Annuity Payment.

    BENEFICIARY:   The person(s) or entity(ies)  designated to receive the death benefit provided by the Contract.

    CODE:   The Internal  Revenue Code  of  1986, as  amended, or  the  Internal
Revenue Code of 1954, as amended.

    CONTRACT ANNIVERSARY:  An anniversary of the Issue Date of the Contract.

    CONTRACT YEAR: The first Contract Year is the annual period which begins on the Issue Date. Subsequent Contract Years begin on each anniversary of the Issue Date.

    FIXED ANNUITY: A series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company.

    FUND:  Connecticut Mutual Financial Services Series Fund I, Inc.

    GENERAL ACCOUNT:   The Company's general  investment account which  contains
all the assets of the Company with the exception of Account E and other segregated asset accounts.

    ISSUE DATE:  The date on which the Contract became effective.

    MATURITY DATE:  The date on which Annuity Payments begin.

    NET PURCHASE  PAYMENT:    A  Purchase Payment  less  the  sales  charge  and
administrative charge and any premium tax deducted from a Purchase Payment.

    NON-QUALIFIED CONTRACTS:  Contracts other than Qualified Contracts.

    OWNER:  The person(s) or entity(ies) specified in the Contract.

    PREMIUM TAX: A tax imposed by certain states and other jurisdictions when a Purchase Payment is made, when Annuity Payments begin, or when a Contract is surrendered.

    PORTFOLIO:  The Income Portfolio of the Fund.

    PURCHASE PAYMENT: A payment made under a Contract by or on behalf of an Owner.

    QUALIFIED CONTRACTS: Contracts issued in connection retirement plans that receive favorable tax treatment under Sections 401, 403, 408, or 457 of the Code.

    SEC:  The Securities and Exchange Commission.

    VALUATION DATE: Each day on which the New York Stock Exchange ("NYSE") is open for business.

    VALUATION PERIOD:    The period  of  time beginning  at  the close  of  each
Valuation Date and ending at the close of the next succeeding Valuation Date.

    VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in accordance with the investment performance of Account E.

    WRITTEN REQUEST: A request or notice in writing, in a form satisfactory to the Company, which is received at the Annuity Service Center.

                                   FEE TABLE

OWNER TRANSACTION EXPENSES
  Maximum Sales Load on Purchase Payments........................................          6%
  Maximum Administrative Charge on Purchase Payments.............................          3%

SEPARATE ACCOUNT ANNUAL EXPENSES
 (as a percentage of net assets)
  Mortality and Expense Risk Charge
    Non-Qualified Contracts......................................................     0.4234%
    Qualified Contracts..........................................................     0.0219%

ANNUAL PORTFOLIO EXPENSES FOR 1995
 (as a percentage of average net assets)

                                         TOTAL FUND
 MANAGEMENT FEES   OTHER EXPENSES    OPERATING EXPENSES
-----------------  ---------------  ---------------------
       0.625%            0.055%               0.68%

    The purpose of the Fee Table is to assist the Owner in understanding the various costs and expenses that he or she will bear directly or indirectly. The Fee Table reflects expenses of Account E and the management fee, other expenses and total expenses of the Portfolio. For a more complete description of the various costs and expenses, see "Charges and Deductions" in this Prospectus and the Prospectus for the Fund. IN ADDITION TO THE EXPENSES LISTED ABOVE, PREMIUM TAXES VARYING FROM 0 TO 3.5% MAY BE APPLICABLE IN CERTAIN STATES.

EXAMPLES

    An Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and the charges and the charges and expenses reflected in the fee table above.

                                                                       1 YEAR     3 YEARS    5 YEARS   10 YEARS
                                                                      ---------  ---------  ---------  ---------
Non-Qualified Contracts.............................................  $   91.16  $  111.82  $  134.10  $  197.73
Qualified Contracts.................................................  $   87.28  $  100.51  $  114.89  $  156.56

    THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE 5% ANNUAL RETURN ASSUMED IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.

                                   HIGHLIGHTS

GENERAL

    The Contracts are individual variable annuity contracts offered as periodic payment and single payment deferred contracts. The Contracts were offered as Qualified Contracts and Non-Qualified Contracts. The Company no longer offers the Contracts but will still accept additional Purchase Payments under the Contracts. Purchase Payments must be at least $10. Except as permitted by the Company, Purchase Payments in any Contract Year cannot be more than twice the total Purchase Payments made in the first Contract Year. Net Purchase Payments under are allocated to Account E.

    Qualified Contracts were offered for use in connection with retirement plans qualified under Section 401(a) or 403(a) of the Code, including plans established persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962 ("H.R. 10" plans); annuity purchase plans adopted by public school systems and certain tax-exempt organizations according to Section 403(b) of the Code; annuity purchase plans adopted according to Section 408 of the Code, including individual retirement annuities; and governmental plans as defined in Section 414(d) of the Code, including employee pension plans established for employees by a state or political subdivision thereof, or an agency or instrumentality of the foregoing, and certain eligible deferred compensation plans as defined in Section 457 of the Code. Non-Qualified Contracts were offered for use in connection with retirement plans other than those described in the foregoing sentence and to fund deferred compensation plans of non-government employers.

CHARGES AND DEDUCTIONS

    MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a daily charge of .00006% for Qualified Contracts and .00116% for Non-Qualified Contracts from the assets of Account E to compensate it for assuming the mortality and expense risks under the Contracts. This charge is equal, on an annual basis, to .0219% (for Qualified Contracts) or .4234% (for Non-Qualified Contracts) of the average daily net assets of Account E. Approximately .0164% (Qualified Contracts) or
 .3175% (Non-Qualified Contracts) of this charge is for mortality risk and approximately .0055% (Qualified Contracts) or .1059% (Non-Qualified Contracts) is for expense risk. (See "Charges and Deductions -- Deduction for Mortality and
Expense Risk Charge" on Page   for a more complete discussion.)

    SALES AND ADMINISTRATIVE CHARGES. For periodic purchase payments of less than $50, a deduction of 9% (6% for sales expenses and 3% for administrative expenses) is made from the balance remaining after the deduction of any applicable premium taxes. For periodic purchase payments of $50 or more, a deduction of 8% (6% for sales expenses and 2% for administrative expenses) is made from the balance remaining after the deduction of a $.50 administrative charge and any applicable premium taxes. The charge for administrative expenses is designed to cover the actual expense of administering the contracts. The Company does not expect to make a profit from the imposition of this administrative charge. The maximum deduction of 9% (exclusive of any applicable premium taxes) as a percentage of the amount invested is 9.9%.

    Different sales and administrative charges were assessed on Contracts issued in consideration of a single Purchase Payment.

    PREMIUM TAXES. Premium taxes may be charged against Purchase Payments or Accumulated Values. (See "Charges and Deductions --Deduction for Premium and Other Taxes" on Page .) The Company currently intends to advance any premium taxes that may be due at the time Purchase Payments are made and then deduct such premium taxes from an Owner's Accumulated Value at the time Annuity Payments begin or upon a surrender. The current premium tax deductions, where applicable, range from 0% to 3.5%.

SURRENDER AND WITHDRAWALS

    During the Accumulation Period, the Owner may, by Written Request, surrender
a  Contract  or  withdraw   part  of  a   Contract's  Accumulated  Value.   (See
"Withdrawals" on Page   .)

FEDERAL INCOME TAX CONSEQUENCES

    For a discussion of the federal income tax of owning a Contract, including the consequences of making a distribution from a Contract, see "Tax Status" on
Page   .

DEATH BENEFIT

    If the Annuitant dies during the Accumulation Period, the death benefit will be paid to the Beneficiary. The death benefit equals the greater of (1) the Accumulated Value of the contract, or (2) Adjusted Purchase Payments; both determined as of the valuation date on which, or next following, both due proof of death and an election of a single sum cash payment are received at the Service Center. The Beneficiary may elect to receive the death benefit in a single sum or under one of the available Annuity Options. An Annuity Option may be elected during the 90-day period immediately following receipt by us of due proof of death. If no election has been made, a single sum cash payment will be made at the end of the 90-day period at the then accumulated value. (See "Death
Benefit" on Page   for an additional discussion.)

ANNUITY OPTIONS

    Owners of Qualified Contracts may select one of six (6) Fixed Annuity Options described in the Contract while Owners of Non-Qualified Contracts may select one of six (6) Variable Annuity Options described in the Contract. In addition, the Company may make other fixed and variable Annuity Options available from time to time. (See "Annuity Provisions" on Page for a further discussion.)

                        CONDENSED FINANCIAL INFORMATION

    Following are the number of Accumulation Units outstanding and their values at December 31, of each year. This information should be read in conjunction with the financial statements, including related notes, for Account E found in the Statement of Additional Information.

                             1995           1994           1993           1992           1991
                         -------------  -------------  -------------  -------------  -------------
Qualified Contracts
  Number of Units:           1,621,178      1,881,610      2,046,749      2,254,887      2,486,037
  Unit Value:            $    6.024577  $    5.083365  $    5.295314  $    4.724720  $    4.411428

Non-Qualified Contracts
  Number of Units:               7,356          7,509          7,655          7,655          7,655
  Unit Value:            $    4.806617  $    4,071950  $    4.258744  $    3.815114  $    3.576459


                             1990           1989           1988           1987
                         -------------  -------------  -------------  -------------
Qualified Contracts
  Number of Units:           2,764,526      3,058,072      3,285,787      3,892,002
  Unit Value:            $    3.729418  $    3.521943  $    3.092570  $    2.867619

Non-Qualified Contracts
  Number of Units:               8,331          8,470         23,478         34,093
  Unit Value:            $    3.035700  $    2.878429  $    2.537644  $    2.362493

                                  THE COMPANY

    Massachusetts Mutual Life Insurance Company is mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851. It is currently licensed to transact life (including variable life), accident, and health insurance business in all states, the District of Columbia and certain provinces of Canada. As of March 1, 1996, the Company had total assets of $50 billion.

    On March 1, 1996, Connecticut Mutual Life Insurance Company ("CML") merged with and into the Company. CML was a Connecticut mutual life insurance company originally chartered by a special act of the Connecticut General Assembly in 1846. Prior to the merger, CML was the nation's sixth oldest life insurance Company. Upon the merger, CML's existence ceased and the Company became the surviving company under the name Massachusetts Mutual Life Insurance Company. In approving the merger, the boards of directors of the Company and CML determined that the merger would result in a combined company that would be stronger and more efficient and therefore more competitive than either the Company or CML alone. On January 26, 1996, 95.76% of the policyholders of the Company and 95.75% of the insured of the Company, each voting as a separate class, voted to approve the merger. On January 27, 1996, 94.0% of the policyholders of CML and 94.27% of the members of CML, each voting as a separate class, voted to approve the merger. In addition, the Connecticut Insurance Department and the Massachusetts Division of Insurance have approved the merger.

    All of the Contracts were issued by CML and, at the time of the merger, were assumed by the Company. The merger did not affect any provisions of, or rights or obligations under, the Contracts as originally issued by CML.

                                   ACCOUNT E

GENERAL

    The board of directors of CML established Account E on July 21, 1975. Prior to May 2, 1983, Account E was organized as an open-end diversified management investment company with its own portfolio of securities. On May 2, 1983, Account E was re-organized to its present form pursuant to a Plan of Reorganization which was approved on January 24, 1983, by Account E's Board of Managers. The Owners of Account E approved the reorganization on April 14, 1983.

    Account E is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, (the "1940 Act"), as amended. Account E meets the definition of a "separate account" under the federal securities laws. Such registration does not involve supervision by the SEC of the management or investment policies Account E.

    The assets of Account E are the property of the Company. The assets of Account E are held separately from other assets of the Company and are not part of the Company's General Account. The assets of Account E, equal to the reserves and other contract liabilities with respect to Account E, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses of Account E, whether or not realized, are, in accordance with the Contracts, credited to or charged against Account E without regard to other income, gains or losses of the Company. The Company's obligations arising under the Contracts are general obligations.

    The assets of Account E are invested exclusively in the Income Portfolio of the Fund. Owners bear the complete investment risk for Net Purchase Payments allocated to Account E. Accumulated Values will fluctuate in accordance with the investment performance of the Portfolio.

VOTING RIGHTS

    In accordance with its view of present applicable law, the Company will vote the shares of the Portfolio held in Account E at special meetings of shareholders in accordance with instructions received from Owners having the voting interest in Account E. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. The Fund does not hold regular meetings of shareholders.

    The number of shares which an Owner has a right to instruct will be determined as of the date coincident with the date established by the Fund for a shareholder meeting. Voting instructions will be solicited by written communication prior to the meeting in accordance with procedures established by the Fund. Each Owner will receive proxy materials and reports relating to any meeting of shareholders of the Portfolio.

    During the Accumulation Period, the number of shares that an Owner has the right to instruct is determined by dividing the Accumulated Value of his or her Contract by the net asset value per share of the Portfolio. During the Annuity Period, the number of shares that an Owner has the right to instruct is determined by dividing the Annuity Reserve in Account E supporting variable Annuity Payments under the Owner's Contract by the net asset value per share of the Portfolio. The Annuity Reserve for any Contract is computed on the basis of the mortality assumptions, the 3.5% assumed investment rate used in determining the number of Annuity Units credited to the Contract and the Annuity Unit value on the date that the number of shares is calculated. As variable Annuity Payments are made during the Annuity Period, the Annuity Reserve decreases as does the number shares that the Owner has the right to instruct.

                           THE FUND AND THE PORTFOLIO

    The Fund is an open-end management investment company. The investment objective of the Income Portfolio is to obtain a maximum level of income consistent with prudent investment risk and preservation of capital by investing primarily in fixed-income debt securities having an average anticipated maturity at purchase of 8 to 12 years. OppenheimerFunds, Inc. ("Oppenheimer"), an investment adviser registered with the SEC under the Investment Advisers Act of 1940 is the investment adviser to the Fund and the Portfolio. Oppenheimer is an indirect subsidiary of the Company. It is located at Two World Trade Center, New York, New York, and also has offices at 3410 South Galena Street, Denver, Colorado 80231.

    More detailed information, including a description of the Portfolio's investment objective and policies and a description of risks involved in investing in the Portfolio and the Portfolio's fees and expenses is contained in the prospectus for the Fund, a current copy of which is attached to this Prospectus. Information contained in the Fund's prospectus should be read carefully before making Purchase Payments. Additional Prospectuses and the Statement of Additional Information for both the Fund and Account E may be obtained by writing to the Annuity Service Center or by calling (800) 234-5606.

    THERE IS NO ASSURANCE THAT THE INCOME PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE.

                             CHARGES AND DEDUCTIONS

    Various charges and deductions are made from the Accumulated Value and Account E. These charges and deductions are:

MORTALITY AND EXPENSE RISK CHARGE

    For Qualified Contracts, the Company deducts a daily charge of .00006% from the assets of Account E to compensate it for assuming the mortality and expense risks under the Contracts. This charge is equal, on an annual basis, to .0219% of the average daily net assets of Account E (approximately .0164% for mortality risk and .0055% for expense risk).

    For Non-Qualified Contracts, the Company deducts a daily charge of .00116% from the assets of Account E to compensate it for assuming the mortality and expense risks under the Contracts. This charge is equal, on an annual basis, to
 .4234% of the average daily net assets of Account E (approximately .3175% for mortality risk and .1059% for expense risk).

    The mortality risks assumed by the Company arise from its contractual obligation to make Annuity Payments under life Annuity Options based on annuity tables in the Contracts regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live. This assures that neither an Annuitant's own longevity, nor an improvement in life expectancy generally (either before or after the Maturity Date), will have any adverse effect on the Annuity Payments that an Annuitant will receive under a life contingent Annuity Option.

    The expense risk assumed by the Company is that all actual expenses involved in administering the Contracts, including Contract maintenance costs, administrative costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees and the costs of other services may exceed the amount recovered from the Administrative Charge.

    If the Mortality and Expense Risk Charge is insufficient to cover the actual cost of mortality and expense risk, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to the Company. The Company expects a profit from this charge.

    The Mortality and Expense Risk Charge is guaranteed by the Company and cannot be increased.

    The Contracts were issued by CML on a "participating" basis whereby the Mortality and Expense Risk Charge (in excess of actual costs attributable to reimbursement for greater than expected expenses and costs of the mortality guarantee) may, following the establishment of whatever contingency or surplus reserve the Company considers prudent, be applied to increase the value of Account E or paid in cash to the Owner or Annuitant. The Company will determine annually what, if any, portion of such Charges should be so credited, however, the Company does not generally expect such credits to arise.

SALES CHARGE AND ADMINISTRATION CHARGE

    For periodic purchase payments of less than $50, a deduction of 9% (6% for sales expenses and 3% for administrative expenses) is made from the balance remaining after the deduction of any applicable premium taxes. For periodic purchase payments of $50 or more, a deduction of 8% (6% for sales expenses and 2% for administrative expenses) is made from the balance remaining after the deduction of a $.50 administrative charge and any applicable premium taxes. The charge for administrative expenses is designed to cover the actual expense of administering the contracts. The Company does not expect to make a profit from the imposition of this administrative charge. The maximum deduction of 9%
(exclusive of any applicable premium taxes) as a percentage of the amount invested is 9.9%.

    Different sales and administrative charges were assessed on Contracts issued in consideration of a single Purchase Payment.

    The Sales Charge is used to cover certain expenses relating to the sale of the Contracts including commissions paid to sales personnel, the costs of preparation of sales literature, other promotional costs and acquisition expenses.

    The Administrative Charge is intended to reimburse the Company for the expenses it incurs in the establishment and maintenance of the Contracts and Account E. These expenses include but are not limited to: preparation of the Contracts, confirmation statements, annual and periodic reports and statements, maintenance of Owner records, maintenance of Account E records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Owner servicing and all accounting, valuation, regulatory and reporting requirements. The Company does not anticipate a profit from this charge.

DEDUCTION FOR PREMIUM TAXES

    Premium taxes may be charged against Purchase Payments or Accumulated Values. The Company currently intends to advance any premium taxes that may be due at the time Purchase Payments are made and then deduct such premium taxes from an Owner's Accumulated Value at the Maturity Date or upon a surrender. The Company will, in its sole discretion, determine when premium taxes have resulted from: the investment experience of Account E; receipt by the Company of the Purchase Payments; or commencement of Annuity Payments. The Company may, at its sole discretion, pay such premium taxes when due and deduct that amount from the Accumulated Value at a later date. Payment at an earlier date does not waive any right the Company may have to deduct amounts at a later date. The current premium tax deductions, where applicable, range from 0% to 3.5%.

FUND EXPENSES

    The net assets of Account E reflect the investment management fees and other operating expenses incurred by the Fund and the Portfolio. (See the prospectus for the Fund which accompanies this Prospectus for more information about the expenses of the Fund and the Portfolio.)

                                 THE CONTRACTS

OWNERSHIP

    During the Annuitant's lifetime, the Owner has the exclusive right (unless otherwise provided herein) to: (1) surrender the Contract or withdraw
Accumulated Value, (2) receive all dividends or other benefits under the Contract, (3) change the Beneficiary, (4) assign the Contract, (5) agree with the Company to any release, modification or amendment of the Contracts, (6) exercising voting rights, or (7) exercise any option or privilege under the Contract.

    CHANGING THE BENEFICIARY. The Owner designates a Beneficiary in the application and may by Written Request change this designation. Such notice, when received at the Annuity Service Center, shall make the change effective as of the time it was signed. Nevertheless, the Company is not liable for a payment that it makes before it receives a Written Request of a change of Beneficiary. Owners may irrevocably designate Beneficiaries, in which event, a subsequent change in a Beneficiary requires that Beneficiary's written consent. If the Owner does not designate a Beneficiary or if no Beneficiary survives the Annuitant, the Annuitant's estate shall be the Beneficiary.

    ASSIGNMENT. The Owner of a Non-Qualified Contract may assign it (I.E., transfer ownership) by Written Request specifying the terms of an assignment. Until the Written Request is received, the Company is not required to take notice of or be responsible for any assignment or transfer of interest in the Contract. The Company will not be responsible for the validity or tax consequences of any assignment. Any assignment made after the death benefit has become payable will be valid only with the Company's consent.

    Generally, Qualified Contracts are not assignable.

PURCHASE PAYMENTS

    Purchase Payments must be at least $10. Except as permitted by the Company, Purchase Payments in any Contract Year cannot be more than twice the total Purchase Payments made in the first Contract Year. Acceptance by the Company of Purchase Payments in excess of the foregoing limits, however, shall not be a waiver of the Company's right to reject such excess Purchase Payments in the future. Additional restrictions imposed by employee benefit plans may apply to Purchase Payments under Qualified Contracts.

    Net Purchase Payments are credited to an Owner's Accumulated Value on the basis of Accumulation Unit value determined as of the close of the Valuation Period during which the Payment was received at the Annuity Service Center.

ACCUMULATED VALUE

    Accumulated Value fluctuates from one Valuation Period to the next, and may be more or less than the aggregate Net Purchase Payments made. The Accumulated Value under a Contract for any Valuation Date is determined by multiplying the number of Accumulation Units credited to the Contract by the Accumulation Unit Value for the Account E for that Valuation Date.

    DETERMINATION OF ACCUMULATION UNITS. For both Qualified and Non-Qualified Contracts, Net Purchase Payments are converted into Accumulation Units. The number of Accumulation Units is determined by dividing the dollar amount of each Net Purchase Payment by the value of an Accumulation Unit for the appropriate type of Contract (I.E., Qualified Contracts or Non-Qualified Contracts) for the Valuation Date on which the Net Purchase Payment is invested in Account E. Therefore, additional Net Purchase Payments increase the number of Accumulation Units and the Accumulated Value under a Contract.

    Certain events will reduce the number of Accumulation Units (and the Accumulated Value) credited to a Contract. The withdrawal of any Accumulated Value will result in the cancellation of an appropriate number of Accumulation Units as well: (1) surrender of a Contract, (2) arrival of the Maturity Date, and (3) payment of the death benefit. Accumulation Units are cancelled as of the end of the Valuation Period in which notice of or instructions regarding the event are received at the Annuity Service Center.

    DETERMINATION OF ACCUMULATION UNIT VALUE. The Accumulation Unit value is different for Qualified Contracts and Non-Qualified Contracts. Although the Accumulation Unit value for both types of Contracts was arbitrarily set initially at $1, the fact that the two types of Contracts have different Mortality and Expense Risk Charges has caused the values to deviate over time. The value of an Accumulation Unit for either type of Contract on any subsequent Valuation Date is determined by multiplying the value of an Accumulation Unit for that type of Contract for the immediately preceding Valuation Date by the net investment factor for Account E for that type of Contract for the current Valuation Period.

    THE NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance for a Account E from one Valuation Period to the next. Account E has a net investment factor for each Valuation Period that can be greater than or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

        (1) is the result of:

           a. the net asset value per share of the Portfolio, determined at the end of the current Valuation Period; plus

           b.    the  per  share  amount   of  any  dividend  or  capital   gain
       distributions   made  by  the   Portfolio  to  the   Account  E,  if  the
       "ex-dividend" date occurs during the current Valuation Period; less

        (2) is the net asset value per share of the Portfolio, determined at the end of the preceding Valuation Period.

        (3) is a daily factor representing the Mortality and Expense Risk Charge, adjusted for the number of days in the Valuation Period.

SURRENDERS AND WITHDRAWALS

    WITHDRAWALS. During the Accumulation Period, the Owner may, by Written Request, withdraw any part of the Contract's Accumulated Value. The Company will withdraw the amount requested from Accumulated Value as of the Valuation Date on or next following the day the Written Request for withdrawal is received at the Annuity Service Center.

    In the case of certain Qualified Contracts, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made. A withdrawal of Accumulated Value from both Qualified and Non-Qualified Contracts will have federal income tax consequences. (See "TAX STATUS," page
  .)

    SURRENDERS. During the Accumulation Period, the Owner may, by Written Request, surrender the Contract for the greater of (1) its Accumulated Value, or
(2) Adjusted Purchase Payments. The Accumulated Value or Adjusted Purchase Payments will be determined as of the Valuation Day on or next following the day the Written Request for surrender is received at the Annuity Service Center. A surrender will have federal income tax consequences. (See "TAX STATUS," page
  .)

    WITHDRAWAL  AND  SURRENDER  RESTRICTIONS.     The  Owner's  right  to   make
withdrawals and surrenders is subject to any restrictions imposed by applicable law or employee benefit plans.

    RESTRICTIONS ON DISTRIBUTIONS FROM CERTAIN TYPES OF CONTRACTS. There are certain restrictions on withdrawals and surrenders of Qualified Contracts used as funding vehicles for Code Section 403(b) retirement plans (including the Texas Optional Retirement Program). Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of: (1) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability or hardship. In addition, income attributable to salary reduction contributions may not be distributed in the case of hardship.

DEATH BENEFITS

    In the event that the Annuitant dies before the Maturity Date, the Company will pay the Beneficiary(ies) a death benefit equal to the greater of (1) the Accumulated Value of the contract, or (2) Adjusted Purchase Payments; both determined as of the Valuation Date on which, or next following, both due proof of death and an election of a single sum cash payment are received at the Service Center. If a single sum payment is not elected, an Annuity Option may be elected during the 90-day period following receipt of due proof of the Annuitant's death. If the Beneficiary(ies) do not make an election during the 90-day period, then a single sum cash payment will be made.

    Unless the Owner provides otherwise, the death benefit is paid in equal shares to all Beneficiaries who survive the Annuitant; or if no Beneficiaries survive the Annuitant, in equal shares to all contingent Beneficiaries.

    The Company will require due proof of death before any death benefit is paid. Due proof of death will be:

        1.  a certified death certificate;

        2. a certified decree of a court of competent jurisdiction as to the finding of death; or

        3.  any other proof satisfactory to the Company.

SUSPENSION OR DEFERRAL OF PAYMENTS

    The Company's policy is to pay the amount of any withdrawal, surrender or death benefit within seven (7) days of receipt of a Written Request. However, the Company may delay such payments in the following circumstances:

        1. The New York Stock Exchange is closed (other than customary weekend and holiday closings);

        2.  Trading on the New York Stock Exchange is restricted;

        3. An emergency exists as a result of which disposal of securities held in the Account E is not reasonably practicable or it is not reasonably practicable to determine the value of the Account E's net assets; or

        4. During any other period when the SEC, by order, so permits for the protection of Owners;

provided that applicable SEC rules and regulations will govern as to whether the conditions described in (2) and (3) exist.

                               ANNUITY PROVISIONS

GENERAL

    The Company will make Annuity Payments beginning on the Maturity Date, provided no death benefit has become payable and the Owner has by Written Request selected an available Annuity Option and payment schedule. Except as otherwise agreed to by the Owner and the Company, Annuity Payments will be made monthly. The Annuity Option and frequency of Annuity Payments may not be changed by the Owner after Annuity Payments begin. Unless the Owner specifies otherwise, the payee of the Annuity Payments shall be the Annuitant.

    If the amount of the Annuity Payment will depend on the age or sex of the Annuitant, the Company reserves the right to ask for satisfactory proof of the Annuitant's age and sex. The Company reserves the right to delay Annuity Payments until acceptable proof is received.

    With regard to a Variable Annuity, the Mortality and Expense Risk Charge is assessed during both the Accumulation Period and the Annuity Period. The Company will assess the Mortality and Expense Risk Charge in connection with payment of an Annuity Option that does not involve life contingency even though the Company no longer bears any mortality risk under such an Annuity Option.

SELECTING ANNUITY OPTIONS

    Several Annuity Options are available under the Contracts. In addition, the Company currently makes available a number of other Annuity Options not provided for in the Contracts. Subject to any restrictions imposed by employee benefit plans or federal tax law, Owners may select any Annuity Option provided for in the Contracts.

    Upon the request of the Owner, the Company will endorse a Contract to eliminate any Annuity Option thereunder or, endorse the Contract in such other fashion as may be required, to maintain qualification of an employee benefit plan under the Code provided that such change is not otherwise contrary to law. Generally, because of Code requirements, employee benefit plans will specify a minimum and maximum Maturity Date and may limit the number of monthly Annuity Payments certain that may be elected or the election of a joint and last survivor Annuity Option where the contingent Beneficiary is other than a spouse.

    Regardless of which Annuity Option is selected, the following general rules apply:

        1. The amount applied to an Annuity Option on the Maturity Date, excluding any death benefit proceeds applied to an Annuity Option, is equal to the Accumulated Value minus any applicable Premium Tax.

        2. If the amount to be applied under an Annuity Option is less than $2,000, the Company reserves the right to pay the amount in a lump sum. If, at any time, any Annuity Payment is or becomes less than $20, the Company reserves the right to change the frequency of payments to quarterly, semi-annual or annual intervals that will result in payments of $20 or more.

        3. The Owner selects a Maturity Date. Owners may change the Maturity Date at any time prior to the Maturity Date by Written Request 30 days prior to the new Maturity Date. The Maturity Date must be the first day of a calendar month.

        4. If no Annuity Option has been chosen at least thirty (30) calendar days before the Maturity Date, the Company will make payments under Option B (Non-Qualified Contracts) or Option 2 (Qualified Contracts), with 120 monthly payments guaranteed.

ANNUITY OPTIONS UNDER NON-QUALIFIED CONTRACTS

    THE  NON-QUALIFIED CONTRACTS PROVIDE FOR  THE FOLLOWING SIX VARIABLE ANNUITY
OPTIONS:

    OPTION A -- LIFE ANNUITY

    A Variable Annuity payable monthly while the Annuitant is alive. Payments will cease with the last monthly payment due preceding the Annuitant's death.

    OPTION B -- LIFE ANNUITY WITH 60, 100, 120 OR 240 MONTHLY PAYMENTS
GUARANTEED

    A Variable Annuity payable monthly while the Annuitant is alive. Payments will cease after the later of:

        (1) The last monthly payment due preceding the Annuitant's death; or

        (2) The end of 60, 100, 120 or 240 payments, as elected by the Annuitant
    .

    OPTION C -- UNIT REFUND LIFE ANNUITY

    A Variable Annuity payable monthly while the Annuitant is alive. Payments will cease with the last monthly payment due preceding the Annuitant's death. Upon receipt of proof of the Annuitant's death, an additional payment may be made. The additional payment will be the then dollar value of the number of Annuity Units equal to the excess of (a) over (b).

    (a) The total amount applied under the option divided by the Annuity Unit Value at the Maturity Date.

    (b) The product of the number of Annuity Units represented by each monthly Annuity Payment and the number of Annuity Payments made prior to death.

    OPTION D -- JOINT LIFE ANNUITY WITH TWO-THIRDS ANNUITY UNITS TO SURVIVOR

    (120 Months Certain) A joint Variable Annuity payable monthly to the Annuitant and one other person designated at the exercise of this option. The Company will pay the income for 120 months certain and as long afterwards as both Annuitants are living. After the death of one of the Annuitants and after payment of any remaining payments certain, monthly payments will continue to the surviving annuitant for life. Such payments will be computed on the basis of two-thirds of the number of Annuity Units in effect during the joint lifetime.

    OPTION E -- VARIABLE ANNUITY PAYMENTS FOR A SPECIFIED PERIOD

    Monthly Annuity Payments for a specified number of years, not exceeding 30. The first payment is based upon 3.5% interest per year. Subsequent payments will vary in amount in accordance with the Annuity Unit Value provision. Upon surrender of the Contract during such specified period, the Company will pay the commuted value at 3.5% interest compounded annually of the then current dollar amount of the remaining monthly payments.

    OPTION F -- SPECIFIED PAYMENTS FOR A VARIABLE PERIOD

    The Company will make equal payments of the amount specified until the remaining balance is less than the amount of one payment. Payments may be made on an annual, semi-annual, quarterly or monthly basis. The remaining balance in the Account E at the end of any Valuation Period is equal to the product of (a) and (b).

    (a) The balance at the end of the previous period decreased by the amount of any payments made during the period.

    (b) The Net Investment Factor for the period.

    If the remaining balance at any time is less than the amount of one payment, the balance will be paid as the final-payment under this option. The Owner may surrender this contract for the remaining balance or redeem a portion thereof at any time.

ANNUITY OPTIONS UNDER QUALIFIED CONTRACTS

    THE QUALIFIED CONTRACTS PROVIDE THE FOLLOWING FIXED ANNUITY OPTIONS. THE COMPANY ALSO MAY CONSENT TO OTHER PLANS OF PAYMENT BEFORE THE MATURITY DATE.

    OPTION 1

    Provides for the payment of equal installments for a specified number of years, not exceeding 30.

    OPTION 2

    A life annuity with no payments certain, offers the maximum level of monthly payments but there is no guarantee of a minimum number of payments and no provisions for a death benefit for beneficiaries. It consists simply of an annuity payable monthly during the lifetime of the Annuitant and terminating with the last monthly payment preceding the death of the Annuitant. It is possible under this option for the payee to receive only one Annuity Payment if the Annuitant dies prior to the due date of the second annuity payment. To avoid this possibility, a life annuity with 60, 100, 120 or 240 monthly payments certain may be elected. This is an annuity payable monthly during the lifetime of the Annuitant with the proviso that if at the death of the Annuitant, payments have been made for less than 60, 100, 120 or 240 months as elected, Annuity Payments will be continued during the remainder of-such period to the Beneficiary or the present value of the remaining Annuity Payments may be exchanged for an equivalent lump sum payment made to the Beneficiary.

    OPTION 3

    Provides for the payment of interest earnings during the Annuitant's lifetime for a shorter fixed period as may be specified. Interest is payable at an effective rate of 3% per year, plus whatever additional interest earnings the Company may apportion.

    OPTION 4

    Provides for the payment of equal installments in an amount specified until the proceeds and interest are exhausted. The total yearly amount payable may not be less than 6% of the original proceeds. Unpaid balances remaining with Massachusetts Mutual will be increased by interest at 3% a year, plus whatever additional interest earnings the Company may apportion.

    OPTION 5

    A premium refund life annuity payable monthly during the lifetime of the Annuitant, terminating with the last payment due prior to the Annuitant's death, but providing that the Beneficiary will then receive an additional payment equal to the excess, if any, of the total value applied toward the option, less the total dollar amount of the payments made under the annuity.

    OPTION 6

    A joint life annuity with two-thirds to the survivor (120 months certain). This is a joint annuity payable monthly to the Annuitant and a designated Beneficiary for 120 months certain, and as long afterwards as both are living. After the death of either and the following payment of any remaining income certain, monthly payments computed on the basis of two-thirds of the annuity payment in effect during such joint lifetime will be continued to the survivor for life.

ANNUITY UNITS AND PAYMENTS

    The dollar amount of each Variable Annuity payment depends on the number of Annuity Units credited to that Annuity Option, and the value of those Units. The number of Annuity Units is determined as follows:

    First, (except for Option E) a purchase rate per $1,000 of accumulated value is determined according to the Progressive Annuity Table (as adjusted for year of birth) using the age on the first payment date and an assumed interest rate of 3.5% per year.

    Second, the product of the Accumulated Value (divided by 1,000) and the purchase rate is divided by the value of an Annuity Unit on the first payment date to determine the number of Annuity Units credited to the Contract. This number remains fixed for the life of the Contract, except in the case of certain joint annuities.

    Third, the dollar amount of each Annuity Payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the due date on which the payment is made. This amount may increase or decrease from payment to payment.

    For Annuity Payments to increase, the appropriate Account E must have a rate of return higher than the total charges made against the Account E plus the assumed interest rate used in constructing the annuity table.

    For Option E, the purchase rate is determined by dividing the accumulated value by the number of months in the specified period.

    Adjustments to the Progressive Annuity Table are made by an adjustment of one year in the annuitant's age for each 25 calendar years in birth date as shown in the following table:

YEAR OF BIRTH                                                       ADJUSTED AGE
---------------------------------------------------------------  -------------------
Before 1900....................................................  Actual Age + 1
1900 - 1924....................................................  Actual Age
1925 - 1949....................................................  Actual Age - 1
1950 - 1974....................................................  Actual Age - 2

    Adjustments for year of birth after 1974 are made in a consistent manner.

    An example of this procedure may be found in the Appendix.

ANNUITY UNIT VALUE

    The value of an Annuity Unit was set at $1.00 for Non-Qualified Contracts on the day the first Annuity Payment was determined. The value of an Annuity Unit on any subsequent valuation date is determined by (a) multiplying the value of an Annuity Unit on the immediately preceding Valuation Date by the net investment factor for the Valuation Period just ended, and (b) dividing that product by the sum of $1.00 and the rate of interest for the number of days since that Valuation Date computed at an effective annual rate of 3.5%

    The factor in (b) is designed to adjust for the 3.5% annual interest rate assumption used in constructing the annuity table used to determine the first Annuity Payment. The interest rate assumption of 3.5% would produce level Annuity Payments if the net investment return remained level at 3.5% on an annual basis. The actual net investment return will, of course, vary. If higher than 3.5%, the payments will rise and if lower than 3.5%, the payments will fall. If a higher interest rate assumption were used, the initial payment would be higher, but subsequent payments would rise more slowly or fall faster as the actual investment return varies from that higher assumed rate. A lower assumption would create the opposite effect.

    The Net Investment Factor for the Valuation Period which was current 14 days preceding the Valuation Date at which the value is being calculated is used in calculating the value of an Annuity Unit in order to permit calculation of amounts of Annuity Payments and mailing of checks in advance of their due date. The use of this net investment factor results in using the investment experience of the final 14 day period prior to the due date of the first Annuity Payment twice since that same experience is included in valuing the Contract as of the date the first Annuity Payment is due and in valuing the Annuity Units for purposes of determining the second annuity payment.

                         DISTRIBUTION OF THE CONTRACTS

    Contracts were sold by licensed insurance agents in those states where the contracts may be lawfully sold. The principal underwriter for the Contracts was G.R. Phelps (formerly, Connecticut

Mutual Financial Services, Inc.). The Contracts were sold by registered representatives of G.R. Phelps which is a broker-dealer registered under the Securities Exchange Act of 1934 and also a member of the National Association of Securities Dealers, Inc. G.R. Phelps is an ultimate subsidiary of the Company and is located at 140 Garden Street, Hartford, Connecticut 06154. Commissions and other distribution compensation is paid by the Company on behalf of G.R. Phelps and is not more than: 1) 7.75% of Purchase Payments or, 2) 6.75% of Purchase Payments plus a maximum fee of up to 0.30% based upon Purchase Payments.

                                   TAX STATUS

GENERAL

    NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

    Section 72 of the Code governs taxation of annuities in general. A Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as Annuity Payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

    For Annuity Payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed Annuity Option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable Annuity Option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Annuitants, and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

    The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Account E is not a separate entity from the Company and its operations form a part of the Company.

DIVERSIFICATION

    Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

    On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg. 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

    The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States Government agency or instrumentality shall be treated as a separate issuer."

    The Company intends that all Portfolios of the Trust underlying the Contracts will be managed by the Investment Adviser for the Trust in such a manner as to comply with these diversification requirements.

    The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Account E will cause the Owner to be treated as the owner of the assets of the Account E, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

    The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Account E resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

    In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the owner of the assets of the Account E.

    Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

    The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

TAX TREATMENT OF ASSIGNMENTS

    An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

INCOME TAX WITHHOLDING

    All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

    Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement does not apply to: a) distributions for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary; or b) distributions for a specified period of ten (10) years or more; or c) distributions which are required minimum distributions. Participants under such plans should consult their own tax counsel or other tax advisor regarding withholding.

TAX TREATMENT OF WITHDRAWALS -- NON-QUALIFIED CONTRACTS

    Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Accumulated Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a 10% penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or
(f) which are allocable to purchase payments made prior to August 14, 1982.

    The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals -- Qualified Contracts" below.)

QUALIFIED PLANS

    The Contracts offered by this Prospectus are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Contract's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

    Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described in this Prospectus. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals -- Qualified Contracts" below.)

    On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with certain Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

H.R. 10 PLANS

    Sections 401 and 403(a) of the Code permits self-employed individuals to establish Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the Plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals -- Qualified Contracts" below.) These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the Plan, to the participant or to both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the Plan complies with all legal requirements applicable to such benefits prior to the transfer of the Contract. Purchasers of Contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

INDIVIDUAL RETIREMENT ANNUITIES

    Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals -- Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualification requirements. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

CORPORATE PENSION AND PROFIT-SHARING PLANS

    Sections 401(a), 401(k) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals -- Qualified Contracts" below.) These retirement plans may permit the purchaser of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Purchasers of Contracts for use with Corporate Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

SECTION 457 DEFERRED COMPENSATION ("SECTION 457") PLANS

    Under Section 457 of the Code, employees of (and independent contractors who perform services for) certain state and local governmental units, or certain tax-exempt employers, may participate in a Section 457 plan of the employer, allowing them to defer part of their salary or other compensations. The amount deferred, and any income on such amount, will not be taxable until paid or otherwise made available to the employee.

    The maximum amount that can be deferred under a Section 457 plan in any tax year is ordinarily one-third of the employee's includible compensation, up to $7,500. Includible compensation means earnings for services rendered to the employer which is includible in the employee's gross income, but excluding any contributions under the Section 457 plan, or a Tax-Sheltered Annuity. During the last three (3) years before an individual attains normal retirement age, additional "catch-up" deferrals are permitted. The deferred amounts will be used by the employer to purchase the Contract. The Contract will be issued to the employer, and all Accumulated Values will be subject to the claims of the employer's creditors. The employee has no rights or vested interest in the Contract, and is only entitled to payment in accordance with the Section 457 plan provisions. Present federal income tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan, except for transfers to other Section 457 plans in certain limited cases.

TAX TREATMENT OF WITHDRAWALS -- QUALIFIED CONTRACTS

    In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 and 403(a) (H.R. 10 and Corporate Pension and Profit-Sharing Plans), 403(b) (Tax-sheltered Annuities) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to a Owner or Annuitant (as applicable) who has separated from service after he/ she has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; and (f) distributions made to an alternate payee pursuant to a qualified domestic relations order. The exceptions stated in (d), (e) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

    Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. In addition, distributions in excess of $150,000 per year may be subject to an additional 15% excise tax unless an exemption applies.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

    Generally, investment earnings on premiums for Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation, or certain other entities other than tax-qualified trusts. Such Contracts generally will not be treated as annuities for federal income tax purposes.

                              FINANCIAL STATEMENTS

    The audited supplemental financial statements of the Company and Account E have been included in the Statement of Additional Information.

                               LEGAL PROCEEDINGS

    There are no material pending legal proceedings to which either Account E, the Company or G.R. Phelps is a party which would have a negative impact on any party's ability to meet its obligations under the Contracts.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Company....................................................................................................           1
Experts....................................................................................................           1
Financial Statements.......................................................................................           1

                                    APPENDIX
    GENERAL FORMULAE FOR COMPUTING THE AMOUNTS OF THE SECOND AND SUBSEQUENT
               MONTHLY ANNUITY PAYMENTS UNDER DEFERRED CONTRACTS

Number of Annuity Units                =  Dollar Amount of First Monthly Payment Annuity Unit Value
                                          on Due Date of First Payment
Annuity Unit Value                     =  Value of Annuity Unit on Preceding Valuation Date X Net
                                          Investment Factor for the Valuation Period 14 days prior
                                          to Current Valuation Date 1.00 plus rate of interest for
                                          number of days in current Valuation Period at 3.5% yearly
                                          rate.
Dollar Amount of Second and            =  Number of Annuity Units X Annuity Unit Value on Payment
Subsequent Annuity Payment                Due Date

    The determination of the Annuity Unit value and the annuity payment may be illustrated by the following hypothetical example.

    Assume that a contract at the date of commencement of an annuity has credited to it 30,000 Accumulation Units, and that the value of an Accumulation Unit on the date on which payments commence is $1.150000, producing a total accumulated value of $34,500. Assume also that the Owner elects an option for which the table in the variable annuity contract indicates the first monthly payment is $6.57 per $1,000 of value applied; the Variable Annuitant's first monthly payment would thus be 34.50 multiplied by $6.57 or $226.67.

    Assume that the Annuity Unit value on the date the first payment was due was $1.100000. When this is divided into the first monthly payment, the number of Annuity Units represented by that payment is determined to be 206.064. The value of this same number of Annuity Units will be paid in each subsequent month.

    Assume further that the net investment factor for the valuation period which was current 14 days preceding the Valuation Date at which the next annuity payment is being calculated is 1.000179. Multiplying this factor by the Annuity Unit value for the valuation period preceding the period in which the next annuity payment is due (assume $1.105000) produces a result of $1.105198. This is then divided by 1.000094, which is 100 plus the rate of interest for a one day valuation period to neutralize the assumed investment rate of 3.5% per annum already taken into account in determining Annuity Units as described above, producing a current Annuity Unit value of $1.105094.

    The current monthly payment is then determined by multiplying the fixed number of Annuity Units by the current Annuity Unit value or 206.064 time $1.105094, which produces a current monthly payment of $227.72.

(3) GENERAL FORMULAE AND HYPOTHETICAL ILLUSTRATION OF ADDITIONAL BENEFIT UNDER OPTION C UNIT REFUND LIFE ANNUITY

    Following the annuitant's death, the designated beneficiary will receive an additional payment under Option C of the then dollar value of a number of Annuity Units equal to (a) minus (b), if such difference is positive where:

(a)                =  Accumulated Value on the Maturity Date Annuity Unit Value on the Maturity
                      Date

(b)                =  Number of Annuity Units represented by each monthly annuity payment made X
                      Number of monthly payments made

    For example, if $10,000 were applied to the purchase of an annuity under this option, the value of an Annuity Unit was $2.00 on the date applied, the number of Annuity Units represented by each monthly payment was 30.5, 10 monthly payments were made prior to the date of death, and the value of an Annuity Unit on the valuation date following receipt of proof of the annuitant's death was $2.05, the amount paid to the beneficiary would be $9,624.75 computed as follows:

                   (($10,000) - (30.5 X 10)) X $2.05 = $2.00

                            (5,000 - 305) X $2.05 =

                           4,695 X $2.05 = $9,624.75

------------------------------

------------------------------

------------------------------

                                 MASSACHUSETTS MUTUAL
                                 ANNUITY SERVICES CENTER
                                 ATTENTION: XXXXXXXXXXXX
                                 140 GARDEN STREET
                                 HARTFORD, CT 06154

Please send me, at no charge the Statement of Additional Information dated March 1, 1996 for the Contracts Issued by CML Accumulation Annuity Account E.

(Please print or type and fill in all information.)

--------------------------------------------------------------------------
Name

--------------------------------------------------------------------------
Address

--------------------------------------------------------------------------
City                        State                        ZIP Code

                      STATEMENT OF ADDITIONAL INFORMATION
                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACTS
                        WITH FLEXIBLE PURCHASE PAYMENTS
                                   issued by
                       CML ACCUMULATION ANNUITY ACCOUNT E
                                      AND
                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

    THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED MARCH 1, 1996, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACTS WITH FLEXIBLE PURCHASE PAYMENTS WHICH ARE REFERRED TO HEREIN.

    THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT 140 GARDEN STREET, HARTFORD, CT 06154.

        THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED MARCH 1, 1996.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Company....................................................................................................           1
Experts....................................................................................................           1
Financial Statements.......................................................................................           1

                                    COMPANY

    Information regarding the Company and its ownership is contained in the Prospectus.

                                    EXPERTS

    The supplemental financial statements of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent public accountants, appearing elsewhere herein, and upon the authority of such auditors as experts in accounting and auditing.

    The financial statements of Account E as of December 31, 1995 and the results of its operations for the year ended December 31, 1995 and its statements of changes in net assets for the two years ended December 31, 1995, have been included herein in reliance on the reports of Arthur Andersen LLP, independent public accountants, appearing elsewhere herein, and upon the authority of such auditors as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                            ------------------------

                   AUDIT OF SUPPLEMENTAL FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Policyholders of Massachusetts Mutual Life Insurance Company

    We have audited the supplemental statement of financial position of Massachusetts Mutual Life Insurance Company as of December 31, 1995 and 1994, and the related supplemental statements of income, changes in policyholders' contingency reserves and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    The supplemental financial statements give retroactive effect to the merger of Massachusetts Mutual Life Insurance Company and Connecticut Mutual Life Insurance Company on March 1, 1996, which has been accounted for as a pooling of interests as described in the notes to the supplemental financial statements. Generally accepted accounting principles preclude giving effect to a consummated business combination accounted for by the pooling of interests methods in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of Massachusetts Mutual Life Insurance Company after financial statements covering the date of consummation of the business combination are issued. We did not audit the financial statements of Connecticut Mutual Life Insurance Company which statements reflect total assets of 25% as of December 31, 1995 and 1994, revenue of 26%, 26%, and 24% and net gain from operations of 22%, 6% and 17% for each of the three years in the period ended December 31, 1995, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Connecticut Mutual Life Insurance Company, is based solely on the report of other auditors.

    In our opinion, based on our audits and the reports of other auditors, the supplemental financial statements referred to above present fairly, in all material respects, the financial position of Massachusetts Mutual Life Insurance Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

    As discussed in Note 10 to the financial statements, Massachusetts Mutual Life Insurance Company entered into a definitive agreement for the sale of a wholly-owned insurance subsidiary.

                                          /s/ Coopers & Lybrand L.L.P.

Springfield, Massachusetts
March 1, 1996

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                  SUPPLEMENTAL STATEMENT OF FINANCIAL POSITION

                                                                                               DECEMBER 31,
                                                                                         ------------------------
                                                                                            1995         1994
                                                                                         -----------  -----------
                                                                                              (IN MILLIONS)
ASSETS:
Bonds..................................................................................  $  23,625.1  $  23,298.2
Stocks.................................................................................        416.1        246.1
Mortgage loans.........................................................................      3,872.4      4,066.2
Real Estate:
  Investments..........................................................................      1,502.8      1,673.7
  Other................................................................................        107.1        108.8
Other investments......................................................................      1,489.9      1,218.4
Policy loans...........................................................................      4,518.4      4,259.8
Cash and short-term investments........................................................      2,342.8      2,255.5
Investment and insurance amounts receivable............................................      1,059.3      1,069.7
Separate account assets................................................................     11,309.5      8,530.5
Other assets...........................................................................        174.6        153.3
                                                                                         -----------  -----------
                                                                                         $  50,418.0  $  46,880.2
                                                                                         -----------  -----------
                                                                                         -----------  -----------

                See notes to supplemental financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
            SUPPLEMENTAL STATEMENT OF FINANCIAL POSITION (CONTINUED)

                                                                                               DECEMBER 31,
                                                                                         ------------------------
                                                                                            1995         1994
                                                                                         -----------  -----------
                                                                                              (IN MILLIONS)
LIABILITIES:
Policyholders' reserves and funds......................................................  $  32,893.1  $  32,295.1
Policyholders' dividends...............................................................        832.6        837.5
Policy claims and other benefits.......................................................        395.5        415.9
Federal income taxes...................................................................        338.5        229.9
Asset valuation reserve................................................................        566.8        470.5
Investment reserves....................................................................        109.9        130.8
Separate account reserves and liabilities..............................................     11,309.6      8,529.5
Amounts due on investments purchased and other liabilities.............................      1,371.1      1,401.9
                                                                                         -----------  -----------
                                                                                            47,817.1     44,311.1
Policyholders' contingency reserves....................................................      2,600.9      2,569.1
                                                                                         -----------  -----------
                                                                                         $  50,418.0  $  46,880.2
                                                                                         -----------  -----------
                                                                                         -----------  -----------

                See notes to supplemental financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                        SUPPLEMENTAL STATEMENT OF INCOME

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995        1994        1993
                                                                               ----------  ----------  ----------
                                                                                         (IN MILLIONS)
Income:
Premium income...............................................................  $  5,727.7  $  6,177.2  $  6,408.3
Net investment and other income..............................................     2,898.4     2,803.1     2,885.7
                                                                               ----------  ----------  ----------
                                                                                  8,626.1     8,980.3     9,294.0
                                                                               ----------  ----------  ----------
Benefits and expenses:
Policy benefits and payments.................................................     5,152.2     5,449.6     5,652.9
Addition to policyholders' reserves and funds................................     1,205.4     1,263.2     1,291.1
Commissions and operating expenses...........................................       833.7       959.3       953.5
State taxes, licenses and fees...............................................        89.4       105.6       114.9
Merger restructuring costs...................................................        44.0         0.0         0.0
                                                                               ----------  ----------  ----------
                                                                                  7,324.7     7,777.7     8,012.4
                                                                               ----------  ----------  ----------
Net gain before federal income taxes and dividends...........................     1,301.4     1,202.6     1,281.6
Federal income taxes.........................................................       206.2       139.7       211.8
                                                                               ----------  ----------  ----------
Net gain from operations before dividends....................................     1,095.2     1,062.9     1,069.8
Dividends to policyholders...................................................       819.0       824.7       817.5
                                                                               ----------  ----------  ----------
Net gain from operations.....................................................       276.2       238.2       252.3
Net realized capital loss....................................................       (85.8)     (164.3)      (96.0)
                                                                               ----------  ----------  ----------
Net income...................................................................  $    190.4  $     73.9  $    156.3
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                See notes to supplemental financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                      SUPPLEMENTAL STATEMENT OF CHANGES IN
                      POLICYHOLDERS' CONTINGENCY RESERVES

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995        1994        1993
                                                                               ----------  ----------  ----------
                                                                                         (IN MILLIONS)
Policyholders' contingency reserves, beginning of year.......................  $  2,569.1  $  2,470.2  $  2,131.2
                                                                               ----------  ----------  ----------
Increases (decreases) due to:
  Net income.................................................................       190.4        73.9       156.3
  Net unrealized capital gain................................................        88.7        29.5        67.9
  Merger restructuring costs, net of tax.....................................       (45.4)        0.0         0.0
  Surplus notes..............................................................         0.0       100.0       250.0
  Change in asset valuation and investment reserves..........................       (75.6)      (38.2)     (133.3)
  Change in accounting for mortgage-backed securities........................         0.0        44.5         0.0
  Change in valuation bases of policyholders' reserves.......................      (108.2)      (51.1)        0.0
  Change in non-admitted assets and other....................................       (18.1)      (59.7)       (1.9)
                                                                               ----------  ----------  ----------
Policyholders' contingency reserves, end of year.............................  $  2,600.9  $  2,569.1  $  2,470.2
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                See notes to supplemental financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                      SUPPLEMENTAL STATEMENT OF CASH FLOWS

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995        1994        1993
                                                                               ----------  ----------  ----------
                                                                                         (IN MILLIONS)
Operating activities:
  Net income.................................................................  $    190.4  $     73.9  $    156.3
  Addition to policyholders' reserves and funds, net of transfers to separate
   accounts..................................................................       575.8       546.9       389.6
  Net realized capital loss..................................................        85.8       164.3        96.0
  Other changes..............................................................       (25.2)      124.2       131.1
                                                                               ----------  ----------  ----------
  Net cash provided by operating activities..................................       826.8       909.3       773.0
                                                                               ----------  ----------  ----------
Investing activities:
  Loans and purchases of investments.........................................    10,364.2     8,351.6     8,715.1
  Sales or maturities of investments and receipts from repayment of loans....     9,671.1     7,468.7     7,607.3
                                                                               ----------  ----------  ----------
  Net cash used in investing activities......................................       693.1       882.9     1,107.8
                                                                               ----------  ----------  ----------
Financing activities:
  Issuance of surplus notes..................................................         0.0       100.0       250.0
  Repayment of notes payable and other borrowings............................       (46.4)     (125.0)     (100.0)
  Proceeds from issuance of notes payable and other borrowings...............         0.0         0.0       120.3
                                                                               ----------  ----------  ----------
  Net cash provided by (used in) financing activities........................       (46.4)      (25.0)      270.3
                                                                               ----------  ----------  ----------
Increase (decrease) in cash and short-term investments.......................        87.3         1.4       (64.5)
Cash and short-term investments, beginning of year...........................     2,255.5     2,254.1     2,318.6
                                                                               ----------  ----------  ----------
Cash and short-term investments, end of year.................................  $  2,342.8  $  2,255.5  $  2,254.1
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                See notes to supplemental financial statements.

                   NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS

    Massachusetts Mutual Life Insurance Company ("the Company") is a mutual life insurance company and as such has no shareholders. The Company's primary business is individual life insurance, annuity and disability products distributed through career agents. The Company also provides a wide range of group life, health and pension products and services, as well investment services to individuals, corporations and institutions in all 50 states and the District of Columbia.

    On March 1, 1996, the operations of the former Connecticut Mutual Life Insurance Company ("Connecticut Mutual") were merged into the Company. For the purposes of this presentation, these supplemental financial statements give retroactive effect as if the merger had occurred on January 1, 1993 in conformity with the practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and the Department of Insurance of the State of Connecticut. This merger was accounted for under the pooling of interests method of accounting. The financial information is not necessarily indicative of the results that would have been recorded had the merger actually occurred on January 1, 1993, nor is it indicative of future results. After the merger, future sales of new products will be predominantly those developed by Massachusetts Mutual. Additionally, as part of the merger plan, employee positions have been or will be eliminated over a three-year period, predominantly through voluntary terminations. In 1995, charges for employee separation and transaction expenses directly attributable to the merger were $44 million for Massachusetts Mutual (the Company prior to the merger) and $45 million, net of tax, for Connecticut Mutual. The expenses incurred by Massachusetts Mutual were recorded in the statement of income and the expenses incurred by Connecticut Mutual were recorded as a component of changes in policyholders' contingency reserves, as permitted by each company's regulatory authority. The Company estimates an additional $58 million of merger-related expenses will be incurred after the merger date.

    It is believed the Company will achieve operating cost savings through consolidation of certain operations and the elimination of redundant costs. In particular, the Company expects expense savings in 1996 and 1997 will more than offset the merger costs, and the level of annual savings will continue to grow in 1998 and beyond at the rate of inflation. The extent to which cost savings will be achieved will be influenced by many factors, including economic conditions, inflation and unanticipated changes in business activities. Accordingly, there can be no assurance the benefits anticipated to arise out of the merger will, in fact, be achieved.

    These financial statements do not extend through to the date of the merger; however, they will become the historical financial statements of the Company after financial statements covering the date of the merger have been issued, but do not include the adjustments that have been permitted by insurance regulatory authorities to be made as of the date of the merger. Policyholder reserves attributable to the disability income line of business will be strengthened by approximately $67 million, real estate valuation reserves will increase by $50 million and the prepaid pension asset will increase by $39 million.

1.  SUMMARY OF ACCOUNTING PRACTICES
    The accompanying supplemental financial statements, except as to form, have been prepared in conformity with the practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and the Department of Insurance of the State of Connecticut, which are currently considered generally accepted accounting principles for mutual life insurance companies and their life insurance subsidiaries.

    The Financial Accounting Standards Board, which has no role in establishing regulatory accounting practices, issued Interpretation 40, Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises, and Statement of Financial Accounting Standards

No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts. The American Institute of Certified Public Accountants, which also has no role in establishing regulatory accounting practices, issued Statement of Position 95-1, Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises. These pronouncements will require mutual life insurance companies to modify their financial statements in order to continue to be in accordance with generally accepted accounting principles, effective for financial statements issued for 1996 and prior periods presented. The manner in which policy reserves, new business acquisition costs, asset valuations and related tax effects are recorded will change. Management has not determined the impact of such changes on the Company's Statement of Income, but believes implementation of these pronouncements will cause policyholders contingency reserves to increase.

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in the financial statements.

    The following is a description of the Company's current principal accounting policies and practices.

    a.  INVESTMENTS

    Bonds and stocks are valued in accordance with rules established by the National Association of Insurance Commissioners. Generally, bonds are valued at amortized cost, preferred stocks in good standing at cost, and common stocks, except for unconsolidated subsidiaries, at fair value based upon quoted market value.

    As promulgated by the National Association of Insurance Commissioners, Massachusetts Mutual adopted the retrospective method of accounting for amortization of premium and discount on mortgage backed securities as of December 31, 1994. Prepayment assumptions for mortgage backed securities were obtained from a prepayment model, which factors in mortgage type, seasoning, coupon, current interest rate and the economic environment. The effect of this change, $44.5 million, was recorded as of December 31, 1994 as an increase to policyholders' contingency reserves on the Statement of Financial Position and had no material effect on 1995 net income. Through December 31, 1994, MassMutual amortized premium and discount on bonds into investment income over the stated lives of the securities. Connecticut Mutual used the retrospective method of amortization.

    Mortgage loans are valued at principal less unamortized discount. Real estate is valued at cost less accumulated depreciation, impairments and mortgage encumbrances. Encumbrances totaled $2.9 million in 1995 and $16.1 million in 1994. Depreciation on investment real estate is calculated using the straight-line and constant yield methods.

    Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy. Short-term investments are stated at amortized cost, which approximates fair value.

    Investments in unconsolidated subsidiaries, joint ventures and other forms of partnerships are included in other investments on the Statement of Financial Position and are accounted for using the equity method.

    On July 15, 1994, DHC Inc., a wholly-owned subsidiary of Connecticut Mutual, sold its 100 percent ownership in GroupAmerica Insurance Company to Veritus, Inc. for $52.1 million in cash.

    In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve and an Interest Maintenance Reserve. The Asset Valuation Reserve and other investment reserves, as prescribed or permitted by the regulatory authorities, stabilize the policyholders' contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans and real estate investments.

    The Interest Maintenance Reserve captures after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments, as well as other financial instruments, including financial futures, U.S. Treasury purchase commitments, options, interest rate swaps, interest rate caps and interest rate floors. These interest rate related gains and losses are amortized into income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. Net realized after tax capital gains of $110.5 million in 1995, net realized after tax capital losses of $152.6 million in 1994 and net realized after-tax capital gains of $127.2 million in 1993 were charged to the Interest Maintenance Reserve. Amortization of the Interest Maintenance Reserve into net investment income amounted to $5.0 million in 1995, $45.8 million in 1994 and $71.6 million in 1993. In 1994, the Company's Interest Maintenance Reserve resulted in a net loss deferral. In accordance with the practices of the National Association of Insurance Commissioners, the 1994 balance was recorded as a reduction of policyholders' contingency reserves.

    Realized capital gains and losses, less taxes, not includable in the Interest Maintenance Reserve, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in policyholders' contingency reserves.

    b.  SEPARATE ACCOUNTS

    Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of pension, variable annuity and variable life insurance contract holders. Assets consist principally of publicly traded marketable securities reported at fair value. Premiums, benefits and expenses of the separate accounts are reported in the Statement of Income. The Company receives administrative and investment advisory fees from these accounts.

    c.  NON-ADMITTED ASSETS

    Assets designated as "non-admitted" (principally prepaid pension costs, certain fixed assets, receivables and Interest Maintenance Reserve, when in a net loss deferral position) are excluded from the Statement of Financial Position by an adjustment to policyholders' contingency reserves.

    d.  POLICYHOLDERS' RESERVES AND FUNDS

    Policyholders' reserves for life contracts are developed using accepted actuarial methods computed principally on the net level premium and the Commissioners' Reserve Valuation Method bases using the American Experience and the 1941, 1958 and 1980 Commissioners' Standard Ordinary mortality tables with assumed interest rates ranging from 2.5 to 6.0 percent.

    Reserves for individual annuities, guaranteed investment contracts and deposit administration and immediate participation guarantee funds are based on accepted actuarial methods computed principally using the 1951, 1971, 1983 group and individual annuity tables with assumed interest rates ranging from 2.25 to
11.25 percent. Reserves for policies and contracts considered investment contracts have a carrying value of $10,290.5 million (fair value of $10,508.9 million as determined by discounted cash flow projections). Accident and health policy reserves are generally calculated using the two-year preliminary term, net level premium and fixed net premium methods and various morbidity tables.

    During 1995 and 1994, the Company changed its valuation basis for certain disability income contracts. The effects of these changes, $108.2 million in 1995 and $51.1 million in 1994, were recorded as decreases to policyholders' contingency reserves.

    e.  PREMIUM AND RELATED EXPENSE RECOGNITION

    The Company recognizes life insurance premium revenue annually on the anniversary date of the policy. Annuity premium is recognized when received. Accident and health premiums are recognized as revenue when due. Premiums are recognized when due for the policies issued by Connecticut Mutual. Commissions and other costs related to issuance of new policies, maintenance and settlement costs are charged to current operations.

    f.  POLICYHOLDERS' DIVIDENDS

    The Board of Directors annually approves dividends to be paid in the following year. These dividends are allocated to reflect the relative contribution of each group of policies to policyholders' contingency reserves and consider investment and mortality experience, expenses and federal income tax charges.

    g.  CASH AND SHORT-TERM INVESTMENTS

    For purposes of the Statement of Cash Flows, the Company considers all highly liquid short-term investments purchased with a maturity of twelve months or less to be cash equivalents.

2.  POLICYHOLDERS' CONTINGENCY RESERVES
    Policyholders' contingency reserves represent surplus of the Company as reported to regulatory authorities and are intended to protect policyholders against possible adverse experience.

    a.  SURPLUS NOTES

    The Company issued surplus notes of $100.0 million at 7 1/2 percent and $250.0 million at 7 5/8 percent in 1994 and 1993, respectively. These notes are unsecured and subordinate to all present and future indebtedness of the Company, policy claims and prior claims against the Company as provided by the Massachusetts General Laws. Issuance was approved by the Commissioner of Insurance of the Commonwealth of Massachusetts ("the Commissioner").

    All payments of interest and principal are subject to the prior approval of the Commissioner. Sinking fund payments are due as follows: $62.5 million in 2021, $87.5 million in 2022, $150.0 million in 2023 and $50.0 million in 2024.

    Interest on the notes issued in 1994 is scheduled to be paid on March 1 and September 1 of each year, beginning on September 1, 1994, to holders of record on the preceding February 15 or August 15, respectively. Interest on the notes issued in 1993 is scheduled to be paid on May 15 and November 15 of each year, beginning on May 15, 1994, to holders of record on the preceding May 1 or November 1, respectively. In accordance with regulations of the National Association of Insurance Commissioners, interest expense is not recorded until approval for payment is received from the Commissioner. Interest of $26.6 million and $22.8 million was approved and paid in 1995 and 1994, respectively.

    The proceeds of the notes, less a $35 million reserve in 1995 and 1994 and a $25 million reserve in 1993 for contingencies associated with the issuance of the notes, are recorded as a component of the Company's policyholders' contingency reserves as approved by the Commissioner. These reserves, as permitted by the Massachusetts Division of Insurance, are included in investment reserves on the Statement of Financial Position.

    b.  OTHER POLICYHOLDERS' CONTINGENCY RESERVES

    As required by regulatory authorities, contingency reserves established to protect group life and annuity policyholders are $37.8 million in 1995 and $36.3 million in 1994.

3.  EMPLOYEE BENEFIT PLANS
    The Company's employee benefit plans include plans in place for the employees of Massachusetts Mutual and Connecticut Mutual prior to the merge. These plans, which were managed separately, reflect different assumptions for 1995 and 1994. The separate plans will continue into 1996 using similar assumptions were appropriate. Employees previously covered by the Connecticut Mutual plans will continue coverage under these plans. All other employees, including employees hired after the merger date, will be covered by the Massachusetts Mutual benefit plans.

    a.  PENSION

    The Company has two non-contributory defined benefit plans covering substantially all of its employees. One plan includes employees employed by
MassMutual prior to December 31, 1995 and the other includes employees previously employed by Connecticut Mutual. Benefits are based on the employees' years of service, compensation during the last five years of employment and estimated social security retirement benefits. The Company accounts for these plans following Financial Accounting Standards Board Statement No. 87,
Employers' Accounting for Pensions. Accordingly, as permitted by the Massachusetts Division of Insurance, the Company has recognized a pension asset of $37.7 million and $37.6 million in 1995 and 1994, respectively. The net pension asset of $34 million associated with the Connecticut Mutual plan has been non-admitted in the financial statements in accordance with Connecticut insurance regulations. Company policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974 and, based on such requirements, no funding was required for the years ended December 31, 1995 and 1994. The assets of the Plan are invested in the Company's general account and separate accounts.

    The benefit status of the defined benefit plans as of December 31 is as follows:

                                                                                       1995       1994
                                                                                     ---------  ---------
                                                                                        (IN MILLIONS)
Accumulated benefit obligation.....................................................  $   537.5  $   451.9
Vested benefit obligation..........................................................      525.7      437.4
Projected benefit obligation.......................................................      622.5      529.5
Plan assets at fair value..........................................................      941.3      814.7

    The following rates were used in determining the actuarial present value of both the accumulated and projected benefit obligation.

                                                                         MASSMUTUAL      CONNECTICUT MUTUAL
                                                                            PLAN                PLAN
                                                                       ---------------  ---------------------
Discount rate -- 1995................................................          7.5%              7.75 %
Discount rate -- 1994................................................          8.0               8.5
Increase in future compensation levels...............................          5.0               5.0
Long-term rate of return on assets...................................         10.0               9.0

    The Company also has defined contribution plans for employees and agents. The expense credited to operations for all pension plans is $10.9 million in 1995, as compared to charged to operation of $5.0 million in 1994 and $4.0 million in 1993.

    b.  LIFE AND HEALTH

    Certain life and health insurance benefits are provided to retired employees and agents through group insurance contracts. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. In 1993, the Company adopted the National Association of Insurance Commissioners' accounting standard for postretirement benefit costs, requiring these benefits to be accounted for using the accrual method for employees and agents eligible to retire and current retirees.

    The following rates were used in determining the accumulated postretirement benefit liability.

                                                                         MASSMUTUAL   CONNECTICUT MUTUAL
                                                                            PLAN             PLAN
                                                                        ------------  ------------------
Discount rate -- 1995.................................................         7.5%             8.5%
Discount rate -- 1994.................................................         8.0              7.5
Assumed increases in medical cost rates
  in the first year
    (for all).........................................................         7.5
    (for those born prior to 1965)....................................                         12.0
    (for those born after 1965).......................................                          9.5
  declining to
    (for all).........................................................         5.0
    (for those born prior to 1965)....................................                          6.0
    (for those born after 1965).......................................                          5.5
  within..............................................................     6 years          7 years

    The initial transition obligation of $137.9 million is being amortized over twenty years through 2012. At December 31, 1995 and 1994, the net unfunded accumulated benefit obligation was $109.2 million and $108.1 million, respectively, for employees and agents eligible to retire or currently retired and $42.7 million and $36.9 million, respectively, for participants not eligible to retire. A Retired Lives Reserve Trust was funded to pay life insurance premiums for certain retired employees. Trust assets available for benefits were $22.5 million in 1995.

    The expense for 1995, 1994 and 1993 was $22.9 million, $19.8 million and $23.4 million, respectively. A one percent increase in the annual assumed increase in medical cost rates would increase the 1995 accumulated postretirement benefit liability and benefit expense by $8.5 million and $1.4 million, respectively.

4.  RELATED PARTY TRANSACTIONS
    At the end of 1994, the Company executed two reinsurance agreements with its subsidiary, MML Pension Insurance Company ("MML Pension"). In the first of these contracts, the Company assumed all of the single premium immediate annuity business written by MML Pension through either an assumption provision or a coinsurance provision. The second contract ceded the Company's group life, accident and health business to MML Pension. Additionally, a reinsurance agreement previously in place, ceding all of the Company's single premium immediate annuity business, was terminated. These contracts were concurrently executed at the end of business on December 31, 1994 and were accounted for as a bulk reinsurance transaction. Accordingly, assets were transferred at fair value and liabilities were transferred at statutory carrying value. These transfers did not impact the 1994 Statement of Income of either company. The net effect of these transactions decreased the Company's assets and liabilities by $174.6 million in 1994. During 1995, the gain from operations of this business was reflected as a $41 million dividend received from the subsidiary which was recorded as net investment income on the Statement of Income.

5.  FEDERAL INCOME TAXES
    Provision for federal income taxes is based upon the Company's best estimate of its tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of equity tax, using the most current information, and other miscellaneous temporary differences, such as reserves, acquisition costs, and restructuring costs, resulted in an effective tax rate which is other than the statutory tax rate.

    The Internal Revenue Service has completed examining the Company's income tax returns through the year 1989 for Massachusetts Mutual and 1991 for Connecticut Mutual, and is currently examining Massachusetts Mutual for the years 1990 through 1992. The Company believes any adjustments resulting from such examinations will not materially affect its financial statements.

    Components of the formula authorized by the Internal Revenue Service for determining deductible policyholder dividends have not been finalized for 1995 and 1994. The Company records the estimated effects of anticipated revisions in the Statement of Income.

    Massachusetts Mutual and Connecticut Mutual plan to file their 1995 federal income tax returns on a consolidated basis with their life and non-life affiliates. The Companies' and their life and non-life affiliates are subject to a written tax allocation agreement which allocates tax liability in a manner permitted under Treasury regulations. Generally, the agreement provides that loss members shall be compensated for the use of their losses and credits by other members.

    Federal tax payments were $175.2 million in 1995 and $291.1 million in 1993. In 1994, the Company had federal tax refunds of $23.4 million. At December 31, 1995 and 1994, the Company established a liability for federal income taxes of $338.5 million and $229.9 million, respectively.

6.  INVESTMENTS
    The  Company  maintains  a  diversified  investment  portfolio.   Investment
policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment.

    a.  BONDS

    The carrying value and estimated fair value of bonds are as follows:

                                                                      DECEMBER 31, 1995
                                                      -------------------------------------------------
                                                                     GROSS        GROSS      ESTIMATED
                                                       CARRYING    UNREALIZED  UNREALIZED      FAIR
                                                         VALUE       GAINS       LOSSES        VALUE
                                                      -----------  ----------  -----------  -----------
                                                                        (IN MILLIONS)
U. S. Treasury Securities and Obligations of U. S.
 Government Corporations and Agencies...............  $   9,391.5  $    837.0   $    43.3   $  10,185.2
Debt Securities issued by Foreign Governments.......        261.9        27.9         0.1         289.7
Mortgage-backed securities..........................      3,265.4       176.3         9.4       3,432.3
State and local governments.........................        106.0        15.2         0.1         121.1
Industrial securities...............................      9,030.7       762.8        57.8       9,735.7
Utilities...........................................      1,417.6       152.4         2.9       1,567.1
Affiliates..........................................        152.1         4.4         1.2         155.3
                                                      -----------  ----------  -----------  -----------
  TOTAL.............................................  $  23,625.2  $  1,976.0   $   114.8   $  25,486.4

                                                                     DECEMBER 31, 1994
                                                      ------------------------------------------------
                                                                     GROSS       GROSS      ESTIMATED
                                                       CARRYING    UNREALIZED  UNREALIZED     FAIR
                                                         VALUE       GAINS       LOSSES       VALUE
                                                      -----------  ----------  ----------  -----------
                                                                       (IN MILLIONS)
U. S. Treasury Securities and Obligations of U. S.
 Government Corporations and Agencies...............  $   7,362.0  $    154.4  $    388.3  $   7,128.1
Debt Securities issued by Foreign Governments.......        124.5         2.5         7.7        119.3
Mortgage-backed securities..........................      3,410.5        55.6       176.7      3,289.4
State and local governments.........................        138.2         5.2         6.4        137.0
Industrial securities...............................     10,991.4       230.2       436.3     10,785.3
Utilities...........................................      1,147.2        71.3        30.6      1,187.9
Affiliates..........................................        124.4         9.7         8.6        125.5
                                                      -----------  ----------  ----------  -----------
  TOTAL.............................................  $  23,298.2  $    528.9  $  1,054.6  $  22,772.5

    The carrying value and estimated fair value of bonds at December 31, 1995 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

                                                                                             ESTIMATED
                                                                                CARRYING       FAIR
                                                                                  VALUE        VALUE
                                                                               -----------  -----------
                                                                                    (IN MILLIONS)
Due in one year or less......................................................  $   2,578.8  $   2,747.9
Due after one year through five years........................................      3,625.8      3,824.3
Due after five years through ten years.......................................      5,356.3      5,857.2
Due after ten years..........................................................      3,858.0      4,410.9
                                                                               -----------  -----------
                                                                                  15,418.9     16,840.3
Mortgage-backed securities, including securities guaranteed by the U.S.
 Government..................................................................      8,206.3      8,646.1
                                                                               -----------  -----------
  TOTAL......................................................................  $  23,625.2  $  25,486.4

    Proceeds from sales of investments in bonds were $8,068.8 million during 1995, $5,624.1 million during 1994 and $5,543.5 million during 1993. Gross capital gains of $255.5 million in 1995, $100.3 million in 1994 and $318.4 million in 1993 and gross capital losses of $67.1 million in 1995, $195.8 million in 1994 and $98.4 million in 1993 were realized on those sales, a portion of which were included in the Interest Maintenance Reserve. The estimated fair value of non-publicly traded bonds is determined by the Company using a pricing matrix.

    b.  STOCKS

    Preferred stocks in good standing had fair values of $88.0 million in 1995 and $137.9 million in 1994, using a pricing matrix for non-publicly traded stocks and quoted market prices for publicly traded stocks. Common stocks, except for unconsolidated subsidiaries, had a cost of $547.7 million in 1995 and $273.7 million in 1994.

    c.  MORTGAGES

    The fair value of  mortgage loans, as determined  from a pricing matrix  for
performing   loans  and   the  estimated   underlying  real   estate  value  for
non-performing loans, approximated carrying value less valuation reserves held.

    The Company acts as mortgage servicing agent and guarantor for $50.1 million of mortgage loans sold in 1985. As guarantor, the Company is obligated to advance unpaid principal and interest on any delinquent loans and to repurchase mortgage loans under certain circumstances including mortgagor default.

    d.  OTHER

    The carrying value of investments which were non-income producing for the preceding twelve months was $76.9 million and $130.9 million at December 31, 1995 and 1994, respectively. The Company had restructured loans with book values of $415.0 million, and $543.7 million at December 31, 1995 and 1994, respectively. The loans typically have been modified to defer a portion of the contracted interest payments to future periods. Interest deferred to future periods totaled $3.4 million in 1995, $5.9 million in 1994 and $10.2 million in 1993. The Company made voluntary contributions to the Asset Valuation Reserve of $52.7 million in 1994 and $51.5 million in 1993 for these restructured loans. No additional voluntary contribution was made in 1995.

    It is not practicable to determine the fair value of policy loans as they do not have a stated maturity.

7.  PORTFOLIO RISK MANAGEMENT
    The Company manages its investment risks to reduce interest rate and duration imbalances determined in asset/liability analyses. The fair values of these instruments, which are not recorded in the financial statements, are based upon market prices or prices obtained from brokers. The Company does not hold or issue financial instruments for trading purposes.

    The notional amounts described do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indexes.

    The   Company  is  exposed   to  credit-related  losses   in  the  event  of
nonperformance by counterparties to financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $84.9 million and $88.4 million at December 31, 1995 and 1994, respectively. The Company monitors exposure to ensure counterparties are credit worthy and concentration of exposure is minimized.

    The Company enters into financial futures contracts for the purpose of managing interest rate exposure. The Company's futures contracts are exchange traded with minimal credit risk. Margin requirements are met with the deposit of securities. Futures contracts are generally settled with offsetting transactions. Gains and losses on financial futures contracts are recorded when the contract is closed and amortized through the Interest Maintenance Reserve over the remaining life of the underlying asset. As of December 31, 1995, the Company did not have any open financial futures contracts.

    The Company utilizes interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks identified. Under interest rate swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest rates calculated by reference to an agreed-upon notional principal amount. Net amounts receivable and payable are accrued as adjustments to interest income and included in investment and insurance amounts receivable on the Statement of Financial Position. Gains and losses realized on the termination of contracts amortized through the Interest Maintenance Reserve over the remaining life of the associated contract. At December 31, 1995 and 1994, the Company had swaps with notional amounts of $1,841.8 million and $2,819.2 million, respectively. The fair values of these instruments were $10.1 million at December 31, 1995 and $49.6 million at December 31, 1994.

    Options grant the purchaser the right to buy or sell a security at a stated price within a stated period. The Company's option contracts have terms of up to two years. The amounts paid for options purchased are included in other investments on the Statement of Financial Position. Gains and losses on these contracts are recorded at the expiration or termination date and are amortized through the Interest Maintenance Reserve over the remaining life of the underlying asset. At December 31, 1995 and 1994, the Company had option contracts with notional amounts of $1,876.2 million and $2,262.1 million, respectively. The Company's credit risk exposure was limited to the unamortized costs of $18.4 million and $24.4 million, which had fair values of $48.1 million and $10.4 million at December 31, 1995 and 1994, respectively.

    Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a given rate. Interest rate floor agreements grant the purchaser the right to receive the excess of a given rate over a referenced interest rate. Amounts paid for interest rate caps and floors are amortized into interest income over the life of the asset on a straight-line basis. Unamortized costs are included in other investments on the Statement of Financial Position. Amounts receivable and payable are accrued as adjustments to interest income and included in the Statement of Financial Position as investment and insurance amounts receivable. Gains and losses on these contracts, including any unamortized cost, are recognized upon termination and are amortized through the Interest Maintenance Reserve over the remaining life of the associated cap or floor agreement. At December 31, 1995 and 1994, the company had agreements with notional amounts of $3,366.3 million and $2,617.0 million, respectively. The Company's credit risk exposure on these agreements is limited to the unamortized costs of $14.0 million and $12.1 million at December 31, 1995 and 1994, respectively. The fair values of these instruments were $30.8 million and $6.0 million at December 31, 1995 and 1994, respectively.

    The Company utilizes asset swap agreements to reduce exposures, such as currency risk and prepayment risk, built into certain assets acquired. Cross-currency interest rate swaps allow investment in foreign currencies, increasing access to additional investment opportunities, while limiting foreign exchange risk. Notional amounts relating to asset and currency swaps totaled $323.7 million and $220.0 million at December 31, 1995 and 1994, respectively. The fair values of these instruments were an unrecognized gain of $4.6 million at December 31, 1995 and $2.8 million at December 31, 1994.

    The Company enters into forward U.S. Treasury commitments for the purpose of managing interest rate exposure. The Company generally does not take delivery on forward commitments. These commitments are instead settled with offsetting transactions. Gains and losses on forward commitments are recorded when the commitment is closed and amortized through the Interest Maintenance Reserve over the remaining life of the asset. At December 31, 1995 and 1994, the Company had
U. S. Treasury purchase commitments which will settle during the following year with contractual amounts of $292.4 million and $1,000.0 million and fair values of $298.8 million and $989.2 million, respectively.

8.  LIQUIDITY
    The withdrawal characteristics of the policyholders' reserves and funds, including separate accounts, and the invested assets which support them at December 31, 1995 are illustrated below:

                                                                                   (IN MILLIONS)
Total policyholders' reserves and funds and separate account liabilities...  $   44,474.9
Not subject to discretionary withdrawal....................................      (6,640.2)
Policy loans...............................................................      (4,518.4)
                                                                             ------------
  Subject to discretionary withdrawal......................................                $   33,316.3
                                                                                           ------------
Total invested assets, including separate investment accounts..............  $   49,184.1
Policy loans and other invested assets.....................................     (12,383.0)
                                                                             ------------
Readily marketable investments.............................................                $   36,801.1
                                                                                           ------------

9.  BUSINESS RISKS AND CONTINGENCIES
    The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity. In 1995, the Company elected not to admit $17.6 million of guaranty fund premium tax offset receivables relating to prior assessments.

    The Company is involved in litigation arising out of the normal course of its business. Management intends to defend these actions vigorously. While the outcome of litigation cannot be foreseen with certainty, it is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

10. SUBSEQUENT EVENTS
    On January 5, 1996, the Company signed a definitive agreement for the sale of MassMutual Holding Company Two, Inc., a wholly-owned subsidiary, and its subsidiaries, including MML Pension Insurance Company, which comprises the Company's group life and health business, to WellPoint Health Networks, Inc. for $380 million. The closing of the sale is contingent upon approval by regulatory authorities. Since the transaction is not expected to close until late in the first quarter of 1996, management has not determined the final gain on the sale.

    The following table presents certain financial information as it pertains to MassMutual Holding Company Two, Inc. and its effects on the Company's financial statements.

                                                                                       1995       1994
                                                                                     ---------  ---------
                                                                                        (IN MILLIONS)
Other Invested Assets..............................................................  $   187.8  $   173.9
Net Gain From Operations...........................................................       41.0        0.0
Unrealized Capital Gain (Loss).....................................................       13.9      (12.5)

11. SUBSIDIARIES AND AFFILIATED COMPANIES
    Summary of ownership and relationship of the Company and its subsidiaries and affiliated companies as of December 31, 1995 is illustrated below. The Company provides management or advisory services to most of these companies.

SUBSIDIARIES
CM Assurance Company
CM Benefit Insurance Company
CM Financial Services, LLC
CM Financial Services Series Fund I, Inc.
CM Investment Accounts, Inc.
CM Life Insurance Company
CM Transnational, S.A.
DHC, Inc.
MML Bay State Life Insurance Company
MassMutual Holding Company
MassMutual Holding Company Two, Inc.
MML Series Investment Fund
MassMutual Institutional Funds
Oppenheimer Value Stock Fund

    SUBSIDIARIES OF MASSMUTUAL HOLDING COMPANY
    Cornerstone Real Estate Advisors, Inc.
    DLB Acquisition Corporation
    MML Investors Services, Inc.
    MML Real Estate Corporation (liquidated during 1995)
    MML Realty Management Corporation
    MML Reinsurance (Bermuda) Ltd.
    Mass Seguros De Vida S.A. (Chile)
    MassLife Seguros De Vida S.A. (Argentina)
    MassMutual/Carlson CBO N.V.
    MassMutual Corporate Value Limited
    MassMutual International (Bermuda) Limited
    Oppenheimer Acquisition Corporation
    Westheimer 335 Suites, Inc.

    SUBSIDIARIES OF DHC, INC.
    CM Advantage Inc.
    CM Insurance Services, Inc.
    CM International, Inc.
    CM Property Management, Inc.
    G.R. Phelps & Company, Inc.
    State House 1 Corp.
    Urban Properties, Inc.

    SUBSIDIARIES OF DLB ACQUISITION CORPORATION
    Concert Capital Management, Inc.
    David L. Babson and Company, Inc.

    SUBSIDIARIES OF MASSMUTUAL CORPORATE VALUE LIMITED
    MassMutual Corporate Value Partners Limited

SUBSIDIARIES OF MASSMUTUAL HOLDING COMPANY TWO, INC.
MassMutual Holding Company Two MSC, Inc.

    SUBSIDIARIES OF MASSMUTUAL HOLDING COMPANY TWO MSC, INC.
    Benefit Panel Services, Inc.
    MML Pension Insurance Company
    MassMutual of Ireland, Limited
    National Capital Health Plan, Inc.
    National Capital Preferred Provider Organization
    Sloans Lake Management Corporation

AFFILIATES
MassMutual Corporate Investors
MassMutual Participation Investors

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE OWNERS OF ACCUMULATION ANNUITY CONTRACTS
  OF CML ACCUMULATION ANNUITY ACCOUNT E:

We have audited the accompanying statement of net assets of CML Accumulation Annuity Account E (the Account) as of December 31, 1995, and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CML Accumulation Annuity Account E as of December 31, 1995, the results of its operations for the year then ended, and the changes in its net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 15, 1996

                            CML ACCUMULATION ANNUITY

                                   ACCOUNT E

                            STATEMENT OF NET ASSETS

                               December 31, 1995

ASSETS
Investments, at market:
  Connecticut Mutual Financial Services Series Fund I, Inc.
   Income Portfolio 7,956,235 shares (Cost $9,362,029).........................  $9,802,138
  Due from Affiliates..........................................................         308
  Cash.........................................................................         386
                                                                                 ----------
TOTAL ASSETS...................................................................   9,802,832
                                                                                 ----------
LIABILITIES
  Due to affiliates............................................................         563
                                                                                 ----------
NET ASSETS, applicable to:
  1,621,178 tax-qualified accumulation units outstanding at $6.024577 per
   unit........................................................................   9,766,912
  7,356 non tax-qualified accumulation units outstanding at $4.806617 per
   unit........................................................................      35,357
                                                                                 ----------
TOTAL NET ASSETS...............................................................  $9,802,269
                                                                                 ----------
                                                                                 ----------

   The accompanying notes are an integral part of these financial statements.

                            CML ACCUMULATION ANNUITY

                                   ACCOUNT E

                            STATEMENT OF OPERATIONS

                               For the Year Ended
                               December 31, 1995

INVESTMENT INCOME
  Income:
    Dividends..................................................................  $  610,660
  Expenses:
    Mortality and expense risk fees............................................       2,258
                                                                                 ----------
NET INVESTMENT INCOME..........................................................     608,402
                                                                                 ----------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
  Realized gain from investment transactions...................................      41,866
                                                                                 ----------
  Unrealized appreciation (depreciation) on investments
    Beginning of year..........................................................    (573,518)
    End of year................................................................     440,109
                                                                                 ----------
    Net unrealized appreciation during the period..............................   1,013,627
                                                                                 ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS................................   1,055,493
                                                                                 ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...........................  $1,663,895
                                                                                 ----------
                                                                                 ----------

   The accompanying notes are an integral part of these financial statements.

                            CML ACCUMULATION ANNUITY

                                   ACCOUNT E

                      STATEMENTS OF CHANGES IN NET ASSETS

                              For the Years Ended
                           December 31, 1995 and 1994

                                                                                      1995            1994
                                                                                 --------------  --------------
FROM OPERATIONS
  Net investment income........................................................  $      608,402  $      713,120
  Realized gain from investment transactions...................................          41,866         135,179
  Net unrealized appreciation (depreciation) during the period.................       1,013,627      (1,271,965)
                                                                                 --------------  --------------
  Net increase (decrease) in net assets resulting from operations..............       1,663,895        (423,666)
                                                                                 --------------  --------------
FROM UNIT TRANSACTIONS
  Purchases by contract holders................................................          50,887          39,429
    Less: Sales and administrative expenses and applicable premium taxes.......           4,088           3,178
                                                                                 --------------  --------------
  Net purchase payments........................................................          46,799          36,251
  Withdrawals by contract holders..............................................      (1,503,911)       (887,879)
                                                                                 --------------  --------------
  Net decrease in net assets from unit transactions............................      (1,457,112)       (851,628)
                                                                                 --------------  --------------
  Net increase (decrease) in net assets........................................         206,783      (1,275,294)
NET ASSETS
  Beginning of year............................................................       9,595,486      10,870,780
                                                                                 --------------  --------------
  End of year..................................................................  $    9,802,269  $    9,595,486
                                                                                 --------------  --------------
                                                                                 --------------  --------------

   The accompanying notes are an integral part of these financial statements.

                            CML ACCUMULATION ANNUITY

                                   ACCOUNT E

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1995

1.  ORGANIZATION:
    CML Accumulation Annuity Account E (the Account) is a separate account within Connecticut Mutual Life Insurance Company (Connecticut Mutual). Although the Account is an integral part of Connecticut Mutual, it is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The assets attributable to contracts participating in the Account are held for the benefit of the participants and are not chargeable with liabilities arising out of any other business that Connecticut Mutual may conduct.

    The Account is invested exclusively in the Income Portfolio of Connecticut Mutual Financial Services Series Fund I, Inc. (the Fund). Net purchase payments are applied to purchase Fund shares at the net asset value determined as of the end of the valuation period during which the payments were received.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    (a) Fund Share Transactions--
        Fund share transactions are recorded on the trade date. The cost of Fund shares sold is determined on the basis of identified cost.

    (b) Valuation of Investments--
        The investment in shares of the Fund is valued at the closing net asset value per share on December 31, 1995. Valuation of securities of the Fund is discussed in Note 1 of the Fund's December 31, 1995 Notes to Financial Statements.

    (c) Federal Income Taxes--
        The operations of the Account form a part of Connecticut Mutual's total operations and are not taxed separately. Connecticut Mutual is taxed as a life insurance company under the life insurance tax provisions of the Internal Revenue Code of 1986, as amended. The Account will not be taxed as a regulated investment company under Subchapter M of the Internal
        Revenue Code. Accordingly, no provision for income taxes has been required in the accompanying financial statements.

    (d) Annuity Reserves--
        Annuity reserves are computed according to the Progressive Annuity Table at 3 1/2% interest, adjusted for the investment performance of the Account.

3.  CONTRACT CHARGES:
    For assuming mortality and expense risks, and any income tax liability which may be incurred by Connecticut Mutual with regard to non-qualified assets, Connecticut Mutual makes a daily charge equal to .00006% (.0219% on an annual basis assuming 365 days per year) and .00116% (.4234% on an annual basis assuming 365 days per year) of the value of the Account's assets attributable, respectively, to the tax-qualified and non tax-qualified contracts offered.

4.  SUBSEQUENT EVENT:
    On September 8, 1995, the Board of Directors of Connecticut Mutual approved the merger of Connecticut Mutual and Massachusetts Mutual Life Insurance Company. Thereafter, a definitive agreement was signed by both companies. On January 27, 1996, Connecticut Mutual and its insurance subsidiary policyholders and other insureds and annuitants approved the merger. The merger was subsequently reviewed by the insurance regulatory authorities in Connecticut and Massachusetts and approved. It is anticipated that the merger will be effective on March 1, 1996.

                                     PART C
                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

    a.  Financial Statements

        The following financial statements are included in Part B hereof:

    The Registrant

        1.   Report of Independent Public Accountants.

        2.   Statement of Net Assets as of December 31, 1995.

        3.   Statement of Operations for the year ended December 31, 1995.

        4. Statements of Changes in Net Assets for the years ended December 31, 1995 and 1994.

        5.   Notes to Financial Statements.

    The Depositor

        1.   Report of Independent Public Accountants.

        2. Supplemental Statement of Financial Position as of December 31, 1995 and 1994.

        3. Supplemental Statement of Income for the Years Ended December 31, 1995, 1994 and 1993.

        4. Supplemental Statement of Changes in Policyholders' Contingency Reserves for the Years Ended December 31, 1995, 1994 and 1993.

        5. Supplemental Statement of Cash Flows for the Years Ended December 31, 1995, 1994 and 1993.

        6.   Notes to Supplemental Financial Statements.

    b.  Exhibits

        1(a).Resolution of the  board of  directors of  Connecticut Mutual  Life
             Insurance Company ("CML") initially authorizing the establishment of the registrant.(1)

        1(b).Resolution  of  the   CML  board  of   directors  authorizing   the
             reorganization of the registrant into a unit investment trust.(5)

        2.   Not Applicable.

        3(a).Underwriting Agreement between CML and Connecticut Mutual Financial
             Services, Inc.(5)

        3(b).Form  of agreements between  Connecticut Mutual Financial Services,
             Inc. and various selling broker-dealers.(5)

        4(a).Individual Deferred Variable Annuity Contract.(2)

        4(b).Individual Immediate Variable Annuity Contract.(3)

        5.   Application form(s).(4)

        6(a).Articles of Incorporation of the Company.(7)

        6(b).Amended and Restated Bylaws of the Company.(8)

        7.   Not Applicable.

        8.   Participation  Agreement   between  CML   and  Connecticut   Mutual
             Financial Services Series Fund I, Inc.(5)

        9.   Opinion and Consent of Counsel.(6)

       10(a).Consent of Coopers & Lybrand L.L.P. (6)

       10(b).Consent of Arthur Andersen LLP. (6)

       11.   Not Applicable.

       12.   Not Applicable.

       13.   Not Applicable.

       14.   Powers of Attorney.(6)

       27.   EDGAR Financial Data Schedules.

(1)Incorporated by reference to Exhibit 1 of Registrant's Form S-5 filed on August 12, 1975 (File No. 2-54378).

(2)Incorporated by reference to Exhibit (4)(a)(i) of Registrant's Form S-5 filed on August 12, 1975 (File No. 2-54378).

(3)Incorporated by reference to Exhibit (4)(a)(ii) of Registrant's Form S-5 filed on August 12, 1975 (File No. 2-54378).

(4)Incorporated by reference to Exhibit (4)(a)(iii) of Registrant's Form S-5 filed on August 12, 1975 (File No. 2-54378).

(5)Incorporated by reference to Exhibits 3(a) and 4 of Post-Effective Amendment No. 16 to Registrant's Form S-6 filed on May 19, 1983 (File No. 2-54378).

(6)Filed herewith.

(7)Incorporated by reference to Exhibit 6(a) to Amendment No. 11 to the Form N-4 Registration Statement of Panorama Separate Account (File No. 811-3215) (March 1, 1996).

(8)Incorporated by reference to Exhibit 6(b) to Amendment No. 11 to the Form N-4 Registration Statement of Panorama Separate Account (File No. 811-3215) (March 1, 1996).

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

    The directors and executive vice presidents of the Company, their positions and their other business affiliations and business experience for the past two years are as follows:

DIRECTORS

    ROGER G. ACKERMAN, Director and Member, Auditing and Compensation Committees

    President, Chief Operating Officer (since 1990) Group President (1987-1990), Corning Incorporated (manufacturer of specialty materials, communication equipment and consumer products), Houghton Park, Corning, New York; Director, The Pittson Company (mining and marketing of coal for electric utility and steel industries) One Pickwick Plaza, Greenwich, Connecticut; Director (since 1993) Dow Corning Corporation; Member of Executive Committee, National Association of Manufacturers.

    JAMES R. BIRLE, Director

    President of Resolute Partners since 1994. Prior to founding Resolute Partners, he was General Partner of The Blackstone Group from 1988 to 1994, and also served as Co-Chairman and Chief Executive Officer of Wickes Companies, Inc. Mr. Birle was previously Senior Vice President and Group Executive of the General Electric Company. He is also a Director of Drexel, Inc. and The Connecticut Health and Educational Facilities Authority, and a Trustee of Villanova University and The Sea Research Foundation.

    FRANK C. CARLUCCI, III, Director

    Chairman of the Carlyle Group. Mr. Carlucci has had extensive experience in government service. His past appointments include Secretary of Defense, Deputy Director of Central Intelligence, Ambassador to Portugal, Under Secretary of the Department of Health, Education and Welfare and Deputy Director of the Office of Management and Budget. Mr. Carlucci is also a Director of Ashland Oil, Inc., Bell Atlantic Corporation, Kaman Corporation and the Quaker Oats Company.

    GENE CHAO, PH.D., Director

    Chairman and Chief Executive Officer of Computer Projections, Inc. since 1991. Prior to that time, Dr. Chao served as Chairman and President of Metheus Corporation and Chairman and Chief Executive Officer of the American Leadership Forum, a non-profit leadership and community building organization.

    PATRICIA DIAZ DENNIS, Director

    Senior Vice President and Assistant General Counsel for SBC Communications, Inc. Previously, Mrs. Dennis was Special Counsel to Sullivan & Cromwell for communications law matters. President Reagan appointed Mrs. Dennis to serve as a member of the National Labor Relations Board from 1983 until 1986 and then named her a Commissioner of the Federal Communications Commission where she served from 1986 until 1989. In 1992, President Bush appointed Mrs. Dennis Assistant Secretary of State for Human Rights and Humanitarian Affairs, a position she held until 1993.

    ANTHONY   DOWNS,  Director  and  Member,   Investment  and  Dividend  Policy
Committees

    Senior Fellow (since 1977), Brookings Institution; Director (since 1971) Pittway Corp.; Director (since 1992), Bedford-Property Investors, Inc.; Director (since 1992), General Growth Properties, Inc., Director (since 1977) The Urban Land Institute; Director (since 1986) NAACP Legal and Educational Defense Fund, Inc.; Director, (since 1991) National Housing Partnership Foundation.

    JAMES L. DUNLAP, Director and Member, Compensation and Organization & Operations Committees

    Senior Vice President (since 1987) of Texaco, Inc. (producer of petroleum products), and President (1987-1994), Texaco USA, 1111 Bagby, Houston, Texas.

    WILLIAM B. ELLIS, PH.D., Director

    In September 1995, Mr. Ellis joined the Yale University School of Forestry and Environmental Studies as a senior fellow. He is also the retired Chairman and Chief Executive Officer of Northeast Utilities ("NU"). Mr. Ellis was associated with NU since 1976 in various capacities including President, Chief Operating Officer and Chief Executive Officer. He is also a Director of The Hartford Steam Boiler Company, the Connecticut Business and Industry Association, the Connecticut Economic Development Corporation and The Greater Hartford Chamber of Commerce.

    ROBERT M. FUREK, Director

    President and Chief Executive Officer of Heublein, Inc. Mr. Furek is also a Director of Dexter Corporation and a Trustee of Colby College.

    CHARLES K. GIFFORD, Director and Member Auditing and Investment Committees

    President (since 1989), The First National Bank of Boston, 100 Federal Street, Boston, Massachusetts; President, Bank of Boston Corporation (bank holding company), 100 Federal Street, Boston, Massachusetts; Director, Boston Edison Co.

    WILLIAM N. GRIGGS, Director, Chairman, Auditing Committee and Member, Investment Committee

    Managing Director (since 1983), Griggs & Santow Inc. (business consultants) Suite 2509, One World Trade Center, New York, New York; Director (since 1990), T/SF Communications, Inc. (diversified publishing and communications company).

    JAMES G. HARLOW, JR., Director and Member, Dividend Policy and Auditing Committees

    Chairman and President (since 1982), Oklahoma Gas and Electric Company (electric utility), 321 North Harvey Avenue, Oklahoma City, Oklahoma; Director (since 1977), Fleming Companies (wholesale food distributors); Director (since
1994), Associated Insurance Services Limited.

    GEORGE B. HARVEY, Director

    Chairman, President and Chief Executive Officer of Pitney Bowes. Mr. Harvey is also a Director of Merrill Lynch, McGraw-Hill, Inc. and Stamford Hospital.

    BARBARA B. HAUPTFUHRER, Director, Chairman, Compensation Committee and Member, Organization and Operations Committees

    Director  and Member, Compensation, Nominating  and Audit Committees, (since
1972) The  Vanguard  Group  of Investment  Companies  including  the  following:
Windsor Fund, Wellington Fund, Morgan Growth Fund, Wellesley Income Fund, Gemini Fund, Explorer Fund, Vanguard Municipal Bond Funds, Vanguard Fixed Income Securities Fund, Vanguard World Fund, Star Fund, Vanguard Ginnie Mae Fund, Primecap Fund, Vanguard Convertible Securities Fund, Vanguard Quantitative Fund, Vanguard Index Trust, Trustees Commingled Equity Fund, Trustees Commingled Fund -- International, Vanguard Money Market Trust, Windsor II, Vanguard Asset Allocation Fund and Vanguard Equity Income Fund (principal offices, Drummers Lane, Valley Forge, Pennsylvania); Director (since 1975), The Great Atlantic and Pacific Tea Company, Inc. (operator of retail food stores); Director (since
1979), KnightRidder, Inc. (publisher of daily newspapers and operator of cable television and business information systems); Director, (since 1987), Raytheon Company, (electronics manufacturer); Director, Alco Standard Corp. (diversified manufacturer and distributor).

    SHELDON B. LUBAR, Director, Chairman/ Organization & Operations Committee and Member, Investment Committee

    Chairman (since 1977), Lubar & Co. Incorporated (investment management and advisory company) 777 East Wisconsin Avenue, Milwaukee, Wisconsin; Chairman and Director (since 1986), The Christiana Companies, Inc. (real estate development); Director, First Wisconsin National Bank and Firstar Corporation (formerly First Wisconsin Corporation, a bank holding company); Director (since 1982) Grey Wolf Drilling Co. (contract oil and gas drilling); Marshall Erdman and Associates, Inc. (design, engineering, and construction firm); SLX Energy, Inc. (oil and gas exploration); Member, Advisory Committee, Venture Capital Fund, L.P.; Prideco, Inc. (drill collar manufacturer); and Briggs & Stratton (1989-1994) (small engine manufacturer); Schwitzer, Inc. (holding company for engine parts manufacturers); Director (since 1991), Mortgage Guaranty Insurance Corporation; Director (1986-1991), Milwaukee Insurance Group Inc.; Director (since 1993), Ameritech.

    WILLIAM B. MARX, JR., Director and Member, Dividend Policy and Compensation Committees

    Executive Vice President and CEO (since 1994), AT&T Multimedia Products Group, Chief Executive Officer (1993-1994), AT&T Network Systems Group (manufacturer and marketer of network telecommunications equipment), 475 South Street, Morristown, New Jersey.

    JOHN F. MAYPOLE, Director

    Managing Partner of the Peach State Real Estate Holding Company and a consultant to institutional investors and co-owner of family businesses since 1984. He is a Director of Bell Atlantic Corporation, Briggs Industries and the Igloo Corporation, among others.

    DONALD F. MCCULLOUGH, Director and Member, Dividend Policy and Auditing Committees

    Retired (since 1988); former Chairman and Chief Executive Officer, Collins & Aikman Corp. (manufacturer of textile products) 210 Madison Avenue, New York, New York; Director, Bankers Trust New York Corp. (bank holding company) and Bankers Trust Company; Melville Corporation (specialty retailer).

    JOHN J. PAJAK, Director, Vice-Chairman and Chief Administrative Officer

    Executive  Vice  President  --  Operations;  Executive  Vice  President  for
Corporate Administration (from 1987-1992) of MassMutual. Prior to 1987, Mr. Pajak was a Senior Vice President of MassMutual. Mr. Pajak is a member of the Board of Trustees, the Trustees' Executive Committee and the Academic Affairs Committee of Western New England College in Springfield, Massachusetts.

    BARBARA S. PREISKEL, Director, Chairman, Dividend Policy Committee and Member, Compensation Committee

    Attorney-at-Law (since 1983), The Bar Building, 36 West 44th Street, New York, New York; Director (since 1975): Textron, Inc. (diversified manufacturing company); General Electric Company (diversified manufacturer of electrical products); The Washington Post Company (publisher of daily newspaper); American Stores Company (operator of supermarkets and drugstores).

    DAVID E. SAMS, JR., President, Chief Operating Officer and Director

    President and Chief Executive Officer of Connecticut Mutual from 1993 to 1996 and Chairman of the Connecticut Mutual Board from 1994 to 1996. Prior to that time, Mr. Sams served as President and Chief Executive Officer -- Agency
Group of Providian Corp. (formerly Capital Holding Corporation). Mr. Sams is also a Director of the United States Chamber of Commerce.

    THOMAS B. WHEELER,  Chief Executive  Officer, Director and  Chairman of  the
Board,   Chairman,  Investment   Committee  and  Member,   Dividend  Policy  and
Organization & Operations Committee

    Chief Executive Officer and Director of MassMutual; Director, The First National Bank of Boston and Bank of Boston Corporation (bank holding company); Massachusetts Capital Resources Company; Chairman and Director (since 1990), Oppenheimer Acquisition Corp; Two World Trade Center, New York, New York; Chairman and Director, Concert Capital Management, Inc. (wholly owned subsidiary of MassMutual Holding Company); Chairman (since 1994), MML Pension Insurance Company; Director (since 1993), Textron, Inc.

    ALFRED   M.  ZEIEN,  Director  and  Member  Organization  &  Operations  and
Compensation Committees

    Chairman and Chief Executive Officer (since 1991), President, Chief Operating Officer and Director (1991) and Vice Chairman (1981-1991), The Gillette Company (manufacturer of personal care products), Prudential Tower Building, Boston, Massachusetts; Director, Polaroid Corporation (manufacturer of photographic products); Raytheon Company (electronics manufacturer); and Repligen Corporation; Director (since 1991), Bank of Boston Corporation (bank holding company); Trustee, University Hospital of Boston Massachusetts.

EXECUTIVE OFFICERS (OTHER THAN DIRECTORS)

    LAWRENCE V. BURKETT, JR., Executive Vice President and General Counsel

    Executive Vice President and General Counsel (since 1993), Senior Vice President and Deputy General Counsel (1992-1993), Senior Vice President and Associate General Counsel (1988-1992), Vice President and Associate General Counsel (1984-1988), MassMutual; Chairman (since 1994), Director (1993-1994), Vice President -- Law (1993-1994), MML Reinsurance (Bermuda), Ltd.; Director (since 1993), Sargasso Mutual Insurance Co., Ltd.; Director (since 1993), MassMutual Holding Company;

Director (since 1993), MassMutual of Ireland; Director, Cornerstone Real Estate Advisers, Inc., Director, MML Pension Insurance Company; Director, MassMutual Holding Company; Director, MassMutual Holding Company Two, Inc.; Director, MassMutual Holding Company Two MSC., Inc.

    JOHN B. DAVIES, Executive Vice President

    Executive Vice President, (since  1994), Associate Executive Vice  President
(1994), General Agent (since 1982), MassMutual; Director, Cornerstone Real Estate Advisers, Inc., MML Investors Services, Inc.; Director, MML Insurance Agency, Inc.; Director, MML Insurance Agency of Ohio, Inc.; Director, Life Underwriter Training Council.

    DANIEL J. FITZGERALD, Executive Vice President

    Executive Vice President (since 1994), Senior Vice President (1991-1994), MassMutual; Director, Concert Capital Management, Inc.; Director, Cornerstone Real Estate Advisers, Inc.; Director (since 1994), President (1987-1993), MML Bay State Life Insurance Company; Director, MML Investors Services Inc.; Director, MML Pension Insurance Company; Director, MML Real Estate Corporation; Director, MML Realty Management Corporation; Director (since 1993), Vice President (since 1994), MassMutual Holding Company; Director and Vice President, MassMutual Holding Company Two, Inc.; Director and Vice President, MassMutual Holding Company Two MSC, Inc.; Director, MassMutual of Ireland.

    LAWRENCE L. GRYPP, Executive Vice President

    Executive Vice President (since 1991), Senior Vice President (1990-1991) and General Agent (1980-1990) of MassMutual; Chairman (since 1991), MML Investors Services, Inc. (wholly-owned broker-dealer subsidiary of MassMutual Holding Company); Director (since 1991), Oppenheimer Acquisition Corp., Two World Trade Center, New York, New York; Director, Concert Capital Management, Inc.

    JAMES E. MILLER, Executive Vice President

    Executive Vice President (since 1987), MassMutual; Director (since 1990) Chairman (since 1994), MassMutual of Ireland Ltd., Knockanrawley, Tipperary Town, Tipperary County, Ireland; Vice President and Treasurer, Dental Learning Systems, New York, New York; Director (since 1990), The Ethix Corporation, Beaverton, Oregon; Director, Benefit Panel Services, Los Angeles, California and National Capital Preferred Provider Organization, Washington, DC.; Director, Sloan's Lake Management Corp.; President, Chief Executive Officer and Director MML Pension Insurance Company.

    JOHN M. NAUGHTON, Executive Vice President

    Executive Vice President (since 1984), MassMutual; Chairman (since 1995), Director (since 1991), Springfield Institution for Savings, 1441 Main Street, Springfield, Massachusetts; Trustee, MassMutual Institutional Funds; Director, Oppenheimer Acquisition Corp.; Director, Concert Capital Management, Inc.; Director, Colebrook Group.

    JOHN J. PAJAK, Executive Vice President -- Chief Administrative Officer

    Executive Vice President (since 1987) MassMutual; Member of the Board of Directors, MML Pension Insurance Company, MassMutual Holding Company, MassMutual Holding Company Two, Inc.; MassMutual Holding Company Two MSC, Inc.

    GARY E. WENDLANDT, Executive Vice President

    Executive  Vice President (since  1992) and Chief  Investment Officer (since
1993), Senior Vice President of MassMutual; President (since 1983), and Trustee (since 1986), MassMutual Corporate Investors (closed end investment company); President and Trustee (since 1988), MassMutual participation Investors; Director (since 1992), President and Chief Executive Officer (since 1994), Concert Capital Management, Inc.; Vice Chairman and Trustee (since 1993), MML Series Investment Fund (open end investment company); Chairman and Chief Executive Officer, President and Director,

MassMutual Holding Company; Director (since 1990), Oppenheimer Acquisition Fund, Two World Trade Center, New York, New York; Supervisory Director (since 1991), MassMutual/Carlson CBO N.V. (collateralized bond fund) 6 John Gorsiraweg, P.O. Box 3889, Willemsted, Curacao, Netherlands Antilles; Director (since 1992), Merrill Lynch Derivative Products, Inc., World Trade Center, North Tower, New York, New York; Chairman and Chief Executive Officer, Cornerstone Real Estate Advisers, Inc.; Chairman (since 1994), Director (since 1993) MML Real Estate Corporation; Chairman (since 1994), Director (since 1993), MML Realty Management Corporation; Director, MassMutual Corporate Value Partners, Ltd.; Director, MassMutual Corporate Value, Ltd.; Chairman and President, MassMutual Holding Company Two MSC, Inc.; Chairman and Chief Executive Officer, MassMutual Institutional Funds.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

    The assets of the Registrant, under state law, are assets of MassMutual.

    The Registrant may also be deemed to be under common control with the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: Massachusetts Mutual Variable Annuity Fund 1, Massachusetts Mutual Variable Annuity Fund 2, Massachusetts Mutual Variable Annuity Separate Account 1, Massachusetts Mutual Variable Annuity Separate Account 2, Massachusetts Mutual Variable Annuity Separate Account 3, Massachusetts Mutual Variable Life Separate Accounts I and II, MML Bay State Variable Annuity Separate Account 1 and MML Bay State Variable Life Separate Account I. The Registrant may also be deemed to control MML Series Investment
Fund, a Massachusetts business trust which is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940. The Registrant may also be deemed to be under common control of the following separate accounts which are exempt from registration requirements of the Investment Company Act of 1940: MML Bay State Variable Life Separate Account II; and MML Bay State Variable Life Separate Account III.

    The following corporations and trusts are controlled by MassMutual.

     1. MassMutual Holding Company, a Delaware corporation, all the stock of which is owned by MassMutual.

     2. MassMutual Holding Company Two, Inc., a Massachusetts corporation, all the stock of which is owned by MassMutual.

     3. MML Series Investment Fund, a registered open-end investment company organized as a Massachusetts business trust, all of the shares of which are owned by separate accounts of MassMutual and companies controlled by MassMutual.

     4. MassMutual Institutional Funds, a registered open-end investment company organized as a Massachusetts business trust, all of the shares are owned by MassMutual.

     5. MML Bay State Life Insurance Company, a Missouri corporation, all the stock of which is owned by MassMutual.

     6. Cornerstone Real Estate Advisers, Inc., a Massachusetts equity real estate advisory corporation, all the stock of which is owned by MassMutual Holding Company.

     7. DLB Acquisition Corporation ("DLB"), a Delaware corporation. MassMutual Holding Company owns 83.7% of the outstanding capital stock of DLB, which serves as a holding company for certain investment advisory subsidiaries of MassMutual.

     8. MML Investors Services, Inc., registered broker-dealer incorporated in Massachusetts, all the stock of which is owned by MassMutual Holding Company.

     9. MML Real Estate Corporation, incorporated in Florida to hold positions in real estate investments, all the stock of which is owned by MassMutual Holding Company.

    10. MML Realty Management Corporation, a property manager incorporated in Massachusetts, all the stock of which is owned by MassMutual Holding Company.

    11. MML Reinsurance (Bermuda) Ltd., a property and casualty reinsurer incorporated in Bermuda, all of the stock of which is owned by MassMutual Holding Company.

    12. MML International (Bermuda) Ltd., a writer of variable life insurance for overseas markets that was incorporated in Bermuda, all of the stock of which is owned by MassMutual Holding Company.

    13. Oppenheimer Acquisition Corporation is a Delaware corporation ("OAC"). MassMutual Holding Company owns 81.3% of the capital stock of OAC, which serves as a holding company for Oppenheimer Management Corporation.

    14. Westheimer 335 Suites, Inc., was incorporated in Delaware to serve as a general partner of the Westheimer 335 Suites Limited Partnership. MassMutual Holding Company owns all the stock of Westheimer 335 Suites, Inc.

    15. MassMutual Holding Company Two MSC, Inc., a Massachusetts corporation, all the stock of which is owned by MassMutual Holding Company Two, Inc.

    16. MML Pension Insurance Company, a Delaware life and health insurer, all the stock of which is owned by MassMutual Holding Company Two MSC, Inc.

    17. MassMutual of Ireland, Ltd., incorporated in the Republic of Ireland, to operate a group life and health claim office for MassMutual. MassMutual Holding Company Two MSC, Inc. owns all of the stock of MassMutual of Ireland, Ltd.

    18. Oppenheimer Management Corporation, a registered investment adviser incorporated in Colorado, all of the stock of which is owned by Oppenheimer Acquisition Corporation.

    19. Centennial Asset Management Corporation, a Delaware Corporation that serves as the investment adviser and general distributor of the Centennial Funds. Oppenheimer Management Corporation owns all the stock of Centennial Asset Management Corporation.

    20. HarbourView Asset Management Corporation, a registered investment adviser incorporated in New York, all the stock of which is owned by Oppenheimer Management Corporation.

    21. Main Street Advisers, Inc., a Delaware corporation, all the stock of which is owned by Oppenheimer Management Corporation.

    22.   Oppenheimer  Funds  Distributor,   Inc.,  a  registered  broker-dealer
incorporated in New York, all the stock of which is owned by Oppenheimer Management Corporation.

    23. Oppenheimer Partnership Holdings, Inc., a Delaware holding company, all the stock of which is owned by Oppenheimer Management Corporation.

    24. Shareholder Financial Services, Inc., a transfer agent incorporated in Colorado, all the stock of which is owned by Oppenheimer Management Corporation.

    25. Shareholder Services, Inc., a transfer agent incorporated in Colorado, all the stock of which is owned by Oppenheimer Management Corporation.

    26. Centennial Capital Corporation, a former sponsor of unit investment trust incorporated in Delaware, all the stock of which is owned by Centennial Asset Management Corporation.

    27. Concert Capital Management, Inc., a registered investment adviser incorporated in Massachusetts, all the stock of which is owned by DLB Acquisition Corporation.

    28. David L. Babson and Company, Incorporated, a registered investment adviser incorporated in Massachusetts, all of the stock of which is owned by DLB Acquisition Corporation.

    29. Babson Securities Corporation, a registered broker-dealer incorporated in Massachusetts, all of the stock of which is owned by David L. Babson and Company, Incorporated.

    30. MML Insurance Agency, Inc., a licensed insurance broker incorporated in Massachusetts, all of the stock of which is owned by MML Investor Services, Inc.

    31. MML Securities Corporation, a Massachusetts securities corporation, all of the stock of which is owned by MML Investor Services, Inc.

    32. MML Insurance Agency of Ohio, Inc., a wholly-owned subsidiary of MML Insurance Agency Inc., is incorporated in the State of Ohio. The outstanding capital stock is controlled by MML Insurance Agency, Inc. by means of a voting trust.

    33. MML Insurance Agency of Texas, Inc., a wholly-owned subsidiary of MML Insurance Agency Inc., is incorporated in the State of Texas. The outstanding capital stock is controlled by MML Insurance Agency, Inc. by means of a voting trust.

    34. MML Insurance Agency of Nevada, Inc., a Nevada corporation, all of the stock of which is owned by MML Insurance Agency, Inc.

    35. National Capital Preferred Provider Organization, Inc., a Maryland corporation, of which MassMutual Holding Company Two MSC, Inc. owns 55% of the outstanding shares of stock.

    36. Benefit Panel Services, Inc., a California corporation, of which MassMutual Holding Company Two MSC, Inc. owns 28% of the outstanding shares of stock.

    37. Tristate, Inc., a Delaware corporation, of which MassMutual Holding Company Two MSC, Inc. owns 20% of the outstanding shares of stock.

    38. Sloan's Lake Management Corp., a Colorado Corporation of which MassMutual Holding Company Two MSC, Inc. owns 21% of the outstanding shares of stock.

    39. DHC, Inc., a Connecticut corporation incorporated December 27, 1976. Type of business -- holding company. The Company owns all the stock.

    40. CM Advantage, Inc., a Connecticut corporation to act as general partner in real estate limited partnerships. DHC, Inc. owns all the outstanding stock.

    41. CM Assurance Company, incorporated in Connecticut as a life, accident, disability and health insurer, all of the stock of which is owned by the Company.

    42. CM Benefit Insurance Company, a Connecticut corporation incorporated April 22, 1986 as CM Pension Insurance Company and renamed CM Benefit Insurance Company on December 15, 1987. Type of business -- life insurance, endowments, annuities, accident, disability and health insurance. The Company owns all the stock.

    43. CM Insurance Services, Inc., a Connecticut corporation incorporated July 20, 1981 as DIVERSIFIED INSURANCE SERVICES OF AMERICA, INC. and renamed as CM Insurance Services, Inc. on June 23, 1992. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. DHC, Inc. owns all the issued and outstanding stock.

    44. CM Insurance Services, Inc. (Arkansas), an Arkansas corporation incorporated January 11, 1982 as Diversified Insurance Services Agency of America and renamed CM Insurance Services, Inc. on October 19, 1992. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding common stock.

    45. CM Insurance Services, Inc. (Texas), a Texas corporation incorporated April 16, 1982 and renamed CM Insurance Services, Inc. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. controls 100 shares (100%) of the issued and outstanding common stock through a voting trust.

    46. CM International, Inc., a Delaware corporation incorporated July 25, 1985. Type of business -- holding a mortgage pool and issuance of collateralized mortgage obligations. DHC, Inc. owns all the outstanding stock.

    47. Connecticut Mutual Investment Accounts, Inc., a Maryland corporation incorporated December 9, 1981 as Connecticut Mutual Liquid Account, Inc. It is a diversified open-end management investment company. As of 12/31/95, the Company and its various subsidiaries owned approximately 30% of its shares.

    48. Connecticut Mutual Financial Services Series Fund I, Inc., a Maryland corporation organized August 17, 1981. It is a diversified open-end management investment company. Shares of the fund are sold only to the Company and its affiliates.

    49. Connecticut Mutual Financial Services, LLC, a Connecticut limited liability company formed November 10, 1994. It is a registered broker-dealer. The Company has a 99% ownership interest and CM Strategic Ventures, Inc. has a 1% ownership interest.

    50. C. M. Life Insurance Company, a Connecticut corporation incorporated April 25, 1980. Its business is the sale of life insurance, endowments, annuities, accident, disability and accident and health insurance. The Company owns all the common stock.

    51. CM Property Management, Inc., a Connecticut corporation incorporated December 27, 1976 as URBCO, Inc., and renamed CM Property Management, Inc. on October 7, 1991. Type of business -- Real estate holding company. DHC, Inc. owns all the stock.

    52.  CM  Strategic Ventures,  Inc.,  a Connecticut  corporation incorporated
October 26, 1987. It acts as general partner in limited partnerships. All outstanding stock is held by G.R. Phelps & Co., Inc.

    53. CM Transnational, S.A., a Luxembourg corporation incorporated July 8, 1987. Type of business -- life insurance endowments and annuity contracts. The Company owns 99.7% and DHC, Inc. owns the remaining 0.3% of outstanding stock.

    54. CML Investments I Corp., a Delaware corporation incorporated December 26, 1991. This Company is organized to authorize, co-issue, sell and deliver jointly with CML Investments I L.P. bonds, notes or other obligations secured by primarily non-investment grade corporate debt obligations and other collateral. CML Investments I L.P. owns all of the outstanding stock (State House I Corp. is the General Partner of CML Investments I L.P.).

    55. Diversified Insurance Services Agency of America, Inc. (DISA Ohio), an Ohio corporation incorporated March 18, 1982. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. holds 100 shares (100%) of the issued and outstanding Class B (non-voting) common. In addition, it controls 1 share (100%) of the issued and outstanding Class A (voting) common through a voting trust.

    56. Diversified Insurance Services Agency of America, Inc. (DISA Massachusetts), a Massachusetts corporation incorporated March 18, 1982. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding stock.

    57. Diversified Insurance Services Agency of America, Inc. (DISA Alabama), an Alabama corporation incorporated January 21, 1982. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding stock.

    58. Diversified Insurance Services Agency of America, Inc. (DISA New York), a New York corporation incorporated January 20, 1982. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding common stock.

    59. Diversified Insurances Services Agency of America, Inc. (DISA Hawaii), a Hawaii corporation incorporated January 13, 1982. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding common stock.

    60. G. R. Phelps & Co., Inc., a Connecticut corporation incorporated December 27, 1976 as AGCO, Inc., renamed Connecticut Mutual Financial Services, Inc. on February 10, 1981, renamed again to G. R. Phelps & Co. on May 31, 1989. Type of business -- broker/dealer and investment adviser. DHC, Inc. owns all the outstanding stock.

    61. State House I Corporation, a Delaware corporation incorporated December 26, 1991. This Company is organized to (a) act as a general partner of CML Investments I L.P. which will authorize, issue, sell and deliver, both by itself and jointly with CML Investments I Corp. bonds, notes or other obligations secured by primarily non-investment grade corporate debt obligations; (b) to act as general partner of State House I L.P. which will hold a limited partnership interest in CML Investments I L.P. DHC, Inc. owns all of the outstanding stock.

    62. Sunriver Properties, Inc. -- Shell Corporation, an Oregon corporation incorporated February 8, 1965. It is not actively engaged in any business. However, its name is a valuable asset which is associated with a development project in which CML has a substantial interest. The Company owns all the outstanding stock.

    63. Urban Properties, Inc., a Delaware corporation incorporated March 30, 1970. Type of business -- general partner in limited partnerships, real estate holding and development company. DHC, Inc. owns all the outstanding stock.

ITEM 27.  NUMBER OF CONTRACT OWNERS

    As of December 31, 1995, there were 533 Contract Owners of the Qualified Plan and 7 Contract Owners of the Non-Qualified Plan.

ITEM 28.  INDEMNIFICATION

    Article V of the Bylaws of the Company provides that:

    Subject to the limitations of Massachusetts law, the Company shall indemnify: (a) each director, officer or employee; (b) any individual who serves as a director, board member, committee member, officer or employee of any organization or any separate account; or (c) any individual who serves in any capacity with respect to any employee benefit plan, from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity. Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person's heirs and legal representatives.

    Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards or any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

    Notwithstanding the foregoing, no indemnification shall be provided with respect to:

       (a) any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

       (b) any liability to any entity which is registered as an investment company under the federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office; and

       (c) any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person's indemnification is awarded by vote of the Board of Directors.

    In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (a), (b) and
    (c), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person's conduct was such as precludes indemnification under any such paragraphs.

    The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under Article V.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

    (a) Not Applicable.

    (b) Not Applicable.

    (c) Not Applicable.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

    The Company at 1295 State Street, Springfield, MA 01111 or at 140 Garden Street, Hartford, CT 06154, has possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.  MANAGEMENT SERVICES

    Not Applicable.

ITEM 32.  UNDERTAKINGS

    (a) Not Applicable.

    (b) The registrant undertakes that it will include a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to the Company for a statement of additional information.

    (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

    (d) The Company represents that in connection with its offering of the contracts as funding vehicles for retirement plans meeting the requirements of
Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has caused this registration statement to be signed on its behalf, in the City of Springfield and the Commonwealth of Massachusetts, on this 1st day of March, 1996.

                                          CML VARIABLE ANNUITY ACCOUNT E
                                                       (Registrant)

                                          By:
                                             -----------------------------------
                                          Thomas B. Wheeler*, CHIEF EXECUTIVE
                                          OFFICER
                                          Massachusetts Mutual Life Insurance
                                          Company

                                          MASSACHUSETTS MUTUAL LIFE
                                          INSURANCE COMPANY
                                                  (Depositor)

                                          By:
                                             -----------------------------------
                                          Thomas B. Wheeler, *CHIEF EXECUTIVE
                                          OFFICER
                                          Massachusetts Mutual Life Insurance
                                          Company

             /s/ RICHARD M. HOWE                On March 1, 1996, as Attorney-in-Fact pursuant
  ------------------------------------------    to powers of attorney filed herewith.
               *Richard M. Howe

    As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the duties indicated.

             SIGNATURE                         TITLE                  DATE
-----------------------------------  -------------------------  ----------------


                                     Chief Executive Officer
-----------------------------------   and                        March 1, 1996
        Thomas B. Wheeler*            Chairman of the Board

                                     Executive Vice President,
                                      Chief Financial Officer
-----------------------------------   &                          March 1, 1996
       Daniel J. Fitzgerald*          Chief Accounting Officer

-----------------------------------  Director                    March 1, 1996
        Roger G. Ackerman*

-----------------------------------  Director                    March 1, 1996
          James R. Birle*

-----------------------------------  Director                    March 1, 1996
      Frank C. Carlucci, III*

             SIGNATURE                         TITLE                  DATE
-----------------------------------  -------------------------  ----------------

-----------------------------------  Director                    March 1, 1996
         Gene Chao, Ph.D.*

-----------------------------------  Director                    March 1, 1996
       Patricia Diaz Dennis*

-----------------------------------  Director                    March 1, 1996
          Anthony Downs*

-----------------------------------  Director                    March 1, 1996
         James L. Dunlap*

-----------------------------------  Director                    March 1, 1996
     William B. Ellis, Ph.D.*

-----------------------------------  Director                    March 1, 1996
         Robert M. Furek*

-----------------------------------  Director                    March 1, 1996
        Charles K. Gifford*

-----------------------------------  Director                    March 1, 1996
        William N. Griggs*

-----------------------------------  Director                    March 1, 1996
       James G. Harlow, Jr.*

-----------------------------------  Director                    March 1, 1996
         George B. Harvey*

-----------------------------------  Director                    March 1, 1996
      Barbara B. Hauptfuhrer

-----------------------------------  Director                    March 1, 1996
         Sheldon B. Lubar*

             SIGNATURE                         TITLE                  DATE
-----------------------------------  -------------------------  ----------------

-----------------------------------  Director                    March 1, 1996
       William B. Marx, Jr.*

-----------------------------------  Director                    March 1, 1996
         John F. Maypole*

-----------------------------------  Director                    March 1, 1996
       Donald F. McCullough*

-----------------------------------  Director                    March 1, 1996
          John J. Pajak*

-----------------------------------  Director                    March 1, 1996
       Barbara S. Preiskel*

-----------------------------------  Director                    March 1, 1996
        David E. Sams, Jr.*

-----------------------------------  Director                    March 1, 1996
         Alfred M. Zeien*

        /s/ RICHARD M. HOWE          On March 1, 1996, as Attorney-in-Fact
-----------------------------------   pursuant to powers of attorney filed
         *Richard M. Howe             herewith.

                               INDEX TO EXHIBITS

EXHIBIT                                                                                                          PAGE
---------                                                                                                        -----
 9.        Opinion and Consent of Counsel
10(a).     Consent of Coopers & Lybrand L.L.P.
10(b).     Consent of Arthur Andersen LLP
14.        Powers of Attorney.